UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2015

Commission File Number: 001-31994

Semiconductor Manufacturing International
Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes   ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

CONTENTS

2	Additional Information

3	Corporate Information

4	Letter to Shareholders

6	Management’s Discussion and Analysis of Financial Condition and Results of Operations

12	Corporate Governance Report

22	Other Information

30	Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income

31	Condensed Consolidated Statements of Financial Position

32	Condensed Consolidated Statements of Changes in Equity

33	Condensed Consolidated Statements of Cash Flows

34	Notes to the Condensed Consolidated Financial Statements

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This interim report contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity, financial stability in end markets and intensive intellectual property litigation in high tech industry.

In addition to the information contained in this interim report, you should also consider the information contained in our other filings with the SEC, including our annual report on Form 20-F filed with the SEC on April 28, 2015, especially in the “Risk Factors” section and such other documents that we may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this interim report may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated or, if no date is stated, as of the date of this interim report.

Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

References  in  this  interim  report  to:

•       “2015 AGM” are to the  Company’s annual general meeting held on June 26, 2015;

ADDITIONAL INFORMATION

•                          “Board” are to the board of directors of the Company;

•                          “China” or the “PRC” are to the People’s Republic of China, excluding for the purpose of this interim report, Hong Kong, Macau and Taiwan;

•                          “Company” or “SMIC” are to Semiconductor Manufacturing International Corporation;

•                          “EUR” are to Euros;

•                          “Group” are to the Company and its subsidiaries;

•                          “HK$” are to Hong Kong dollars;

•                          “Hong Kong Stock Exchange Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended from time to time;

•                          “IFRS” are to International Financial Reporting Standards as issued by the International Accounting Standards Board;

•                          “JPY” are to Japanese Yen;

•                          “NYSE” or “New York Stock Exchange” are to the New York Stock Exchange, Inc.;

•                          “Ordinary Share(s)” are to the ordinary share(s) of US$0.0004 each in the share capital of the Company;

•                          “RMB” are to Renminbi;

•                          “SEC” are to the U.S. Securities and Exchange Commission;

•                          “SEHK”, “HKSE” or “Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;

•                          “US$” or “USD” are to U.S. dollars; and

•                          “U.S. GAAP” are to the generally accepted accounting principles in the United States.

All references in this interim report to silicon wafer quantities are to 8-inch wafer equivalents, unless otherwise specified. Conversion of quantities of 12-inch wafers to 8-inch wafer equivalents is achieved by multiplying the number of 12-inch wafers by 2.25. When we refer to the capacity of wafer fabrication facilities, we are referring to the installed capacity based on specifications established by the manufacturers of the equipment used in those facilities. References to key process technology nodes, such as 0.35 micron, 0.25 micron, 0.18 micron, 0.15 micron, 0.13 micron, 90 nanometer, 65 nanometer, 45 nanometer and 28 nanometer include the stated resolution of the process technology, as well as intermediate resolutions down to but not including the next key process technology node of finer resolution. For example, when we state “0.25 micron process technology,” that also includes 0.22 micron, 0.21 micron, 0.20 micron and 0.19 micron technologies and “0.18 micron process technology” also includes 0.17 micron and 0.16 micron technologies. The financial information presented in this interim report has been prepared in accordance with IFRS.

CORPORATE INFORMATION

Registered name	Semiconductor Manufacturing International Corporation (the “Company” or “SMIC”)

Chinese name	中芯國際集成電路製造有限公司*

Registered office	PO Box 309
Ugland House Grand Cayman KY1-1104
Cayman Islands

Head office and place of business in PRC	18 Zhangjiang Road
Pudong New Area Shanghai 201203 PRC

Place of business in Hong Kong	Suite 3003 30th Floor
No. 9 Queen’s Road Central Hong Kong

Website	http://www.smics.com

Company secretary	Gareth Kung

Authorized representatives	Zhou Zixue Gareth Kung

Places of listing	The Stock Exchange of Hong Kong Limited (“HKSE”) New York Stock Exchange (“NYSE”)

Stock code	981 (HKSE)
SMI (NYSE)

*  For identification purposes only

LETTER TO SHAREHOLDERS

DEAR SHAREHOLDERS,

We are pleased to announce that SMIC recorded a historical high in revenues and gross profit for the first half of this year. We also achieved a gross profit margin of 30.9% for the first half of this year, a historical high for the same periods of previous years. Profit attributable to owners of the Company exceeded US$130 million, an increase of 72% as compared to the same period of last year. Despite the uncertainty in the entire industry during this year and substantial slowdown of demand growth in the smart phone market, we achieved growth for two consecutive quarters during the first half of the year, recording a total revenue of US$1.056 billion for the first half of this year, representing an increase of 9.8% YOY. We also target a slight growth for the third quarter. Revenues from PRC-based customers experienced a significant growth for the first half of this year, achieving an increase of 26.5% as compared to the corresponding period of last year and representing a record high of 49% of our global sales. The revenues from our Eurasia region (which includes Europe and Asia and excludes PRC and Hong Kong) also recorded a growth of 20% YOY, representing 14.5% of our global sales. In June, we were awarded “2014 Foundry Supplier of the Year” by our customer Qualcomm Technologies, Inc.. This award demonstrates our customer’s recognition of SMIC’s excellence in technical reliability, product quality, and customer service.

Our outstanding performance for the first half of this year reflects our initial success in our strategy to differentiate and diversify products and customers, with our position in the PRC. With continuous launch and gradual maturity of our new products and technology, we are optimistic that our differentiated processes will generate increasing revenues. Not only are customers’ demands for mature processes strong, but also their orders for advanced node processes are robust. The capacity utilization in our 12-inch fab recovered rapidly. Despite the inventory correction in the industry, we maintained significant growth in our revenue from 40/45nm process during the first half of the year, recording a growth of 49% as compared to that for the corresponding period of last year. We commenced risk production of our 28nm process in the second quarter and the yield has steadily improved. We target to commence the mass production in the second half of the year, and begin revenue contribution. In order to capture the market opportunities and strengthen our competitive edge in differentiated technology, our Shenzhen 8-inch fab will commence commercial production in the third quarter as scheduled and is expected to contribute to our revenues. We plan to install 20,000 wafers per month capacity by the end of this year.

The Company, Huawei, imec and Qualcomm jointly invested in and established SMIC Advanced Technology Research & Development Corporation in June this year to jointly develop the next generation of CMOS logic technology and build China’s most advanced integrated circuit (IC) development R&D platform. This project represents a major breakthrough in the cooperation model, among integrated circuit manufacturers, international trade corporations and research institutions, and by integrating the strengths and resources of upstream and downstream companies and international leading edge research institutions in the semiconductor industry, which is aimed to shorten the time to market for our advanced nodes. At the initial stage, we will focus on the development of 14nm CMOS technology for mass production. Going forward, industry enterprises, universities and research institutions will continue to work together on this platform to enhance the core competitiveness of the PRC’s integrated circuit manufacturing industry.

It is the third year in which we have implemented the “SMIC Liver Transplant Program for Children”. As more attention from the general public has been drawn to this charitable project, a number of semiconductor enterprises are eagerly participating in this activity. SMIC announced that it donated RMB2 million (including donations from the employees) to China Soong Ching Ling Foundation for the project in June. It is the third donation the Company has made to the foundation. Up to this date, SMIC has donated a total of RMB6 million with which has helped 72 impoverished children from all over China to receive treatment so that they are able to enjoy their new lives.

Mr. Frank Meng, our Independent Non-executive Director, was appointed by one of our major customers, Qualcomm, to serve as its Chairman for its China Region; subsequently, he has retired as an Independent Non-executive Director of SMIC upon the conclusion of the annual general meeting held in June this year. The Board would like to express our sincere gratitude to Mr. Frank Meng for his wholehearted dedication during his term of office as a director of SMIC. We are also pleased to welcome Mr. Ren Kai to join the Board of SMIC as a new member.

We are pleased with the results that SMIC has achieved amid the slowdown of demand in the industry during the first half of 2015. Meanwhile, we are cautious and prudent in meeting the challenges which may arise in the second half of 2015. We are aware of the inventory correction that some of our customers are facing and the uncertainties clouding the global macro economy. Thus, we will be committed to diligently and carefully execute our business plan for the best interests of our shareholders. We would like to again express our sincere gratitude to all of our shareholders, customers, suppliers, and employees for their continued care and support of SMIC’s development.

Zhou Zixue	Tzu-Yin Chiu
Chairman of the Board and Executive Director	Chief Executive Officer and Executive Director

Shanghai, China August 28, 2015

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Board of Directors (the “Board”) of Semiconductor Manufacturing International Corporation (the “Company” or “SMIC”) would like to announce the unaudited interim results of operations of the Company and its subsidiaries (hereinafter collectively referred to as the “Group”) for the six months ended June 30, 2015, and would like to express its gratitude to the shareholders and its staff for their support for the Group.

SALES

Sales increased by 9.8% from US$962.4 million for the six months ended June 30, 2014 to US$1,056.4 million for the six months ended June 30, 2015, primarily due to an increase in wafer shipments during this period including a significant increase in China sales. The number of wafer shipments increased by 15.7% from 1,230,385 8-inch wafer equivalents for the six months ended June 30, 2014 to 1,423,861 8-inch wafer equivalents for the six months ended June 30, 2015.

COST OF SALES AND GROSS PROFIT

Cost of sales slightly increased by 0.9% from US$723.3 million for the six months ended June 30, 2014 to US$730.1 million for the six months ended June 30, 2015.

The Group had a gross profit of US$326.3 million for the six months ended June 30, 2015 compared to a gross profit of US$239.2 million for the six months ended June 30, 2014, representing an increase of 36.4%. Gross margin increased to 30.9% for the six months ended June 30, 2015 from 24.9% for the six months ended June 30, 2014. The increase in gross margin was primarily due to a higher utilization rate and a favourable change in product-mix in the first half of 2015.

PROFIT FOR THE PERIOD FROM OPERATING

Profit from operations increased from US$87.8 million for the six months ended June 30, 2014 to US$106.2 million for the six months ended June 30, 2015 primarily due to shipment increase and high utilization in the first half of 2015.

Research and development expenses increased by 32.9% from US$81.7 million for the six months ended June 30, 2014 to US$108.7 million for the six months ended June 30, 2015. The increase was mainly due to an increase in R&D activities.

General and administrative expenses increased by 61.0% from US$58.7 million for the six months ended June 30, 2014 to US$94.5 million for the six months ended June 30, 2015. The increase was primarily due to 1) the start-up expenses relating to the two new fab projects — the 8-inch fab in Shenzhen and the 12-inch fab in Beijing and 2)  an increase in accrued employee bonus in the first half of 2015.

Sales and marketing expenses slightly decreased by 1.9% from US$18.7 million for the six months ended June 30, 2014 to US$18.4 million for the six months ended June 30, 2015.

Other operating income were US$1.4 million and US$7.8 million for the six months ended June 30, 2015 and 2014, respectively, and the decrease was due to the gains arising from the partial disposal of the Group’s living quarters recorded in the first half of 2014.

As a result, the Group’s profit from operations increased to US$106.2 million for the six months ended June 30, 2015 from US$87.8 million for the six months ended June 30, 2014.

PROFIT FOR THE PERIOD

Due to the factors described above, the Group had a profit of US$123.3 million for the six months ended June 30, 2015 compared to US$76.1 million for the six months ended June 30, 2014.

FUNDING SOURCES FOR MATERIAL CAPITAL EXPENDITURE IN THE COMING YEAR

In 2015, the Group plans to spend approximately US$1.5 billion in capital expenditures for foundry operations which are subject to adjustment based on market conditions. The capital expenditures are mainly for 1) the capacity expansion in the 12-inch fab of Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”), 2) the capacity expansion in the 12-inch fab in Shanghai, 3) the capacity expansion in the new 8-inch fab in Shenzhen and 4) research and development equipment, mask shops and intellectual property acquisition.

In addition, the Group budgeted approximately US$150 million in 2015 as capital expenditures for non-foundry operations. This is mainly for the construction of living quarters for employees as part of the Group’s employee retention program. The Group plans to rent out or sell some of these living units to employees in the future.

The Group’s actual expenditures may differ from its planned expenditures for a variety of reasons, including changes in its business plan, process technology, market conditions, equipment prices, or customer requirements. The Group will monitor the global economy, the semiconductor industry, the demands of its customers, and its cash flow from operations and will adjust its capital expenditures plans as necessary.

The primary sources of capital resources and liquidity include cash generated from operations, bank borrowings and debt or equity issuances and other forms of financing. Future acquisitions, mergers, strategic investments, or other developments also may require additional financing. The amount of capital required to meet the Group’s growth and development targets is difficult to predict in the highly cyclical and rapidly changing semiconductor industry.

LIQUIDITY AND CAPITAL RESOURCES

For the six months ended June 30, 2015, the Group incurred capital expenditures of US$513.0 million compared to US$250.8 million for the six months ended June 30, 2014. The Group financed its capital expenditures primarily from cash flows generated from operating and financing activities.

The Group had US$766.2 million in cash and cash equivalent as of June 30, 2015. These cash and cash equivalent are held in the form of United States Dollars, Japanese Yen, Euro, and Chinese Renminbi. The net cash from operating activities increased by 3.7% from US$278.7 million for the six months ended June 30, 2014 to US$288.9 million for the six months ended June 30, 2015.

Net cash used in investing activities was US$319.3 million for the six months ended June 30, 2015, primarily attributable to 1) purchases of plant and equipment for the fabs in Shanghai and Beijing, 2) the net result of proceeds from selling and payments for acquiring financial assets and 3) payments for acquiring long-term investment. Net cash used in investing activities was US$355.3 million for the six months ended June 30, 2014, primarily attributable to 1) purchases of plant and equipment for the fabs in Shanghai and Beijing, and 2) the net result of proceeds from selling and payment for acquiring financial assets.

Net cash generated from financing activities was US$193.6 million for the six months ended June 30, 2015, which was primarily 1) the net result of proceeds from new bank borrowings and repayments of bank borrowings and 2) net proceeds from the issue of new Ordinary Shares in the first half of 2015. Net cash generated from financing activities was US$188.8 million for the six months ended June 30, 2014, which was primarily due to 1) the net result of proceeds from new bank borrowings and repayments of bank borrowings and 2) net proceeds from the issue of the convertible bonds and net proceeds from the issue of new Ordinary Shares in the first half of 2014.

As of June 30, 2015, the Group’s outstanding long-term liabilities primarily consisted of US$70.2 million in secured bank loans, US$79.3 million in unsecured bank loans, US$385.9 million in convertible bonds and US$492.4 million in USD bond. Of which, US$64.0 million was classified as the current portion of long-term loans. The long-term loans are repayable in installments which will commence in August 2015 and will mature in December 2019.

2013 USD Loan (SMIC Shanghai)

In August 2013, Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS”) entered into a loan facility in the aggregate principal amount of US$470 million with a syndicate of financial institutions based in the PRC. This seven-year bank facility was used to finance the planned expansion for SMIS’ 12-inch fab. The facility is secured by the manufacturing equipment located in the SMIS’ 12-inch fab. As of June 30, 2015, SMIS had drawn down US$260 million and repaid US$249.2 million on this loan facility in advance by June 2015. The outstanding balance of US$10.8 million is repayable from August 2015 to August 2020. The interest rate on this loan facility ranged from 4.33% to 4.83% for the six months ended June 30, 2015.

SMIS was in compliance with the related financial covenants as of June 30, 2015.

2015 USD Loan (SMIC Shanghai)

In April 2015, SMIS entered into a loan facility in the aggregate principal amount of US$66.1 million with US Export-Import Bank. This five-year bank facility was used to finance the planned expansion for SMIS’ 12-inch fab. The facility is secured by the manufacturing equipment located in the SMIS’ 12-inch fab. As of June 30, 2015, SMIS had drawn down US$66.1 million and repaid US$6.6 million on this loan facility by June 2015. The outstanding balance of US$59.5 million is repayable from December 2015 to December 2019. The interest rate on this loan facility was 1.21% for the six months ended June 30, 2015.

SMIS was in compliance with the related financial covenants as of June 30, 2015.

2013 EXIM USD Loan (SMIC Beijing)

In June 2013, Semiconductor Manufacturing International (Beijing) Corporation (“SMIB”) entered into a new USD Loan, a twenty-six-month working capital loan facility in the principal amount of US$60 million with The Export-Import Bank of China, which is unsecured. This twenty-six-month bank facility was used for working capital purposes. As of June 30, 2015, SMIB had drawn down US$40 million on this loan facility. The principal amount was repaid in August 2015. The interest rate on this loan facility was 3.33% for the six months ended June 30, 2015.

2013 China Investment Development Corporation (“CIDC”) Entrusted Loan (SMIC Beijing)

In June 2013, SMIB entered into a new RMB Loan, a two-year working capital entrusted loan facility in the principal amount of RMB70 million (approximately US$11.4 million) with CIDC through China CITIC Bank, which was unsecured. This two-year entrusted loan facility was used for working capital purposes. SMIB drawn down RMB70 million (approximately US$11.4 million) and had repaid the outstanding balance on this loan facility in advance by May 2015. The interest rate on this loan facility was 12.0% for the six months ended June 30, 2015.

2014 EXIM RMB Loan (SMIC Beijing)

In December 2014, SMIB entered into the new RMB Loan, a two-year working capital loan facility in the principal amount of RMB240 million with The Export-Import Bank of China, which is unsecured. This two-year bank facility was used for working capital purposes. As of June 30, 2015, SMIB had drawn down RMB240 million (approximately US$39.2 million) on this loan facility. The principal amount is repayable in December 2016. The interest rate on this loan facility ranged from 3.65% to 3.90% for the six months ended June 30, 2015.

Short-term Credit Agreements

As of June 30, 2015, the Group had 26 short-term credit agreements that provided total credit facilities up to US$1,187.4 million on a revolving credit basis. As of June 30, 2015, the Group had drawn down US$55.8 million under these credit agreements. The outstanding borrowings under these credit agreements are unsecured. The interest rate on this loan facility ranged from 1.92% to 4.20% for the six months ended June 30, 2015.

In May 2012, SMIS entered into a four-year strategic framework credit facility in the aggregate amount of RMB5 billion with China Development Bank. The 2013 USD Loan (SMIC Shanghai) constituted part of this strategic framework credit facility.

CO-INVESTMENT IN RELATION TO PROPOSED ACQUISITION OF STATS CHIPPAC

On December 22, 2014, (i) SilTech Shanghai, an indirectly wholly-owned subsidiary of the Company; (ii) Jiangsu Changjiang Electronics Technology Co., Ltd (“JCET”); and (iii) China Integrated Circuit Industry Investment Fund Co., Ltd., (“China IC Fund”) entered into a co-investment agreement to form an investment consortium in connection with the proposed acquisition of STATS ChipPAC Ltd. (“STATS ChipPAC”), a leading provider of advanced semiconductor packaging and test services in the world and a company incorporated in the Republic of Singapore, shares of which are listed on the Singapore Exchange Securities Trading Limited.

On June 18, 2015, according to the co-investment agreement, the Group invested US$102 million as a capital contribution for 19.6% equity interest in Suzhou Changjiang Electric Xinke Investment Co., Ltd. (“Changjiang Xinke”), a company incorporated in Jiangsu province, China. The transaction was recorded as an investment in associate of the Group.

On June 26, 2015, JCET-SC (Singapore) Pte. Ltd. (“JCET-SC”), a company incorporated in the Republic of Singapore, the subsidiary of Changjiang Xinke, announced a voluntary conditional cash offer (the “Offer”) for all the shares in STATS ChipPAC at SGD0.46577 per share. On August 5, JCET-SC’s financial advisers announced, for and on behalf of JCET-SC, that all conditions to the Offer had been fulfilled and the Offer had become and was declared unconditional in all respects. The unconditional acceptance announcement offer was closed on August 27, 2015.

JOINT VENTURE AGREEMENT IN RELATION TO SMIC ADVANCED TECHNOLOGY RESEARCH AND DEVELOPMENT (SHANGHAI) CORPORATION

On June 23, 2015, the Company, Huawei, Qualcomm Global Trading Pte. Ltd. (“Qualcomm”), and IMEC International (“imec”) jointly issued a press release in relation to the formation of SMIC Advanced Technology Research & Development (Shanghai) Corporation, an equity joint venture company. The joint venture company will focus on R&D towards next generation CMOS logic technology and is designed to build China’s most advanced integrated circuit (IC) development R&D platform. SMIC Advanced Technology R&D (Shanghai) Corporation will be majority owned by SMIC, while Huawei, imec, and Qualcomm will be minority shareholders. The current focus of the joint venture company will be on developing 14nm logic technology.

COMMITMENTS

As of June 30, 2015, the Group had commitments of US$145.9 million for facilities construction obligations in connection with the Group’s Shanghai, Beijing, Tianjin and Shenzhen facilities, US$485.7 million to purchase machinery and equipment mainly for the Shanghai, Beijing, Tianjin and Shenzhen fabs and US$21.3 million to purchase intellectual property.

DEBT TO EQUITY RATIO

As of June 30, 2015, the Group’s debt to equity ratio was approximately 28.2%.

FOREIGN EXCHANGE RATE FLUCTUATION RISK

The Group’s revenue, expenses, and capital expenditures are primarily transacted in U.S. dollars. The Group also enters into transactions in other currencies. The Group is primarily exposed to changes in exchange rates for the Euro, Japanese Yen, and RMB against the US dollar.

To minimize these risks, the Group purchases foreign-currency forward exchange contracts with contract terms normally lasting less than twelve months to protect against the adverse effect that exchange rate fluctuations may have on foreign-currency denominated transactions. These forward exchange contracts are principally denominated in RMB, Japanese Yen or Euro against the US dollar and do not qualify for hedge accounting in accordance with IFRS.

EMPLOYEES EQUITY INCENTIVE PLAN

Save as disclosed in this interim report, there is no material change to the information disclosed in the 2014 annual report of the Company in relation to the number and remuneration of employees, remuneration policies, bonus and share option schemes of employees.

ISSUE OF EQUITY SECURITIES UNDER GENERAL MANDATE

Issue of 4,700,000,000 New Ordinary Shares

On February 12, 2015, the Company entered into a share purchase agreement (the “Share Purchase Agreement”) with the China Integrated Circuit Industry Investment Fund Co., Ltd., a company established under the laws of the PRC (the “China IC Fund”) whereby (i) the Company has conditionally agreed to allot and issue to the China IC Fund, and the China IC Fund has conditionally agreed to subscribe, through its wholly-owned subsidiary incorporated in Hong Kong, for 4,700,000,000 new Ordinary Shares of US$0.0004 each (the “New Share(s)”) at the subscription price of HK$0.6593 per New Share (the “Subscription Price”). The aggregate nominal value of the New Shares was US$1,880,000. The Subscription Price represented a discount of approximately 7.14% to the closing price of HK$0.710 per Ordinary Share as quoted on the Hong Kong Stock Exchange on February 12, 2015, being the last full trading day immediately before the execution of the Share Purchase Agreement.

The New Shares were allotted and issued to Xinxin (Hongkong) Capital Co., Limited, a wholly-owned subsidiary of the China IC Fund, on June 8, 2015. The net proceeds from the issue of the New Shares were approximately US$399.5 million (US$0.085 per New Share). The net proceeds from the issue of the New Shares would be used for capital expenditure, debt repayment and general corporate purposes.

The Company considered that the China IC Fund would bring strategic value to the Company and the funds raised in this transaction would improve the working capital position of the Group and enhance its overall liquidity; the transaction therefore would enhance shareholders’ value and is in the interests of the Company and its shareholders as a whole.

PROSPECTS AND FUTURE PLANS

In the first half of 2015, the Group achieved its record high revenue, gross margin, and utilization. This was in part a result of enhanced operational efficiency and careful execution of its differentiation strategy. The Group has guided the third quarter revenue to continue to increase by 1% to 3% quarter over quarter. However, the Group is cautious about the remainder of 2015 given the industry’s ongoing inventory correction. Despite the inventory correction situation, SMIC has successfully ramped up new products to maintain good utilizations, and targets to continue to implement its strategy of product differentiation and customer diversification.

With regard to SMIC’s future plans, the Group believes demand for its differentiated technology and advanced 28nm process are key growth drivers for its business. In response to the capacity demand, the Group continues to expand its 8-inch and 12-inch capacities. The Group targets to install an additional 10,000 8-inch wafers per month capacity in its Shenzhen 8-inch fab by the end of 2015. In terms of advanced capacity, the Group targets to install 6,000 12-inch wafers per month capacity in its joint-venture 12-inch fab in Beijing and an additional 2,000 12-inch wafers per month capacity in its Shanghai 12-inch fab by the end of 2015.

The Group continues to focus on sustaining profitability and delivering carefully planned growth. Furthermore, the Group will continue to pursue its strategy to capture growth opportunities in China and is committed to delivering sustainable profitability and building value for all stakeholders.

CORPORATE GOVERNANCE REPORT

The Company is committed to remaining an exemplary corporate citizen and maintaining a high standard of corporate governance in order to protect the interests of its shareholders.

CORPORATE GOVERNANCE PRACTICES

The Corporate Governance Code (the “CG Code”) as set out in Appendix 14 to the Hong Kong Stock Exchange Listing Rules contains code provisions (the “Code Provisions”) which an issuer, such as the Company, is expected to comply with or advise as to reasons for deviations from and recommends best practices which an issuer is encouraged to implement (the “Recommended Practices”). The Company has adopted a set of Corporate Governance Policy (the “CG Policy”) since January 25, 2005 as its own code of corporate governance, which is amended from time to time to comply with the CG Code. The CG Policy, a copy of which can be obtained on the Company’s website at www.smics.com under “Investor Relations > Corporate Governance > Policy and Procedures”, incorporates all of the Code Provisions of the CG Code except for Code Provision E.1.3, which relates to the notice period of general meetings of the Company, and many of the Recommended Practices. In addition, the Company has adopted or put in place various policies, procedures, and practices in compliance with the provisions of the CG Policy.

During the six months ended June 30, 2015, the Company was in compliance with all the Code Provisions set out in the CG Code except as explained below:

Code Provision A.5.1 of the CG Code provides that the issuers should establish a nomination committee which is chaired by the chairman of the board or an independent non-executive director and comprises a majority of independent non-executive directors. As a result of Mr. Frank Meng’s cessation of being a member of the Nomination Committee of the Company (the “Nomination Committee”) due to his retirement as an independent non-executive Director upon the conclusion of the 2015 AGM, the Nomination Committee did not comprise a majority of independent non-executive Directors. Following the appointment of Ms. Carmen I-Hua Chang, an independent non-executive Director, as a member of the Nomination Committee on August 7, 2015, the Company has complied with the requirement under Code Provision A.5.1 of the CG Code.

Code Provision A.6.7 of the CG Code requires that independent non-executive directors and other non- executive directors should attend general meetings and develop a balanced understanding of the views of shareholders. Mr. Sean Maloney, an independent non-executive Director, was not able to attend the 2015 AGM due to his other commitments.

Save as the aforesaid and in the opinion of the Directors, the Company has complied with all other Code Provisions set out in the CG Code during the six months ended June 30, 2015.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted an Insider Trading Compliance Program (the “Insider Trading Policy”) which encompasses the requirements of the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Hong Kong Stock Exchange Listing Rules (the “Model Code”). The Company, having made specific enquiry of all Directors, confirms that all Directors have complied with the Insider Trading Policy and the Model Code throughout the six months ended June 30, 2015. The senior management of the Company as well as all officers, directors, and employees of the Company and its subsidiaries are also required to comply with the provisions of the Insider Trading Policy.

THE BOARD

The Board has a duty to the Company’s shareholders to direct and oversee the affairs of the Company in order to maximize shareholder value. The Board, acting by itself and through its various committees, actively participates in and is responsible for the determination of the overall strategy of the Company, the establishment and monitoring of the achievement of corporate goals and objectives, the oversight of the Company’s financial performance and the preparation of the accounts, the establishment of corporate governance practices and policies, and the review of the Company’s system of internal controls. The management of the Company is responsible for the implementation of the overall strategy of the Company and its daily operations and administration. The Board has access to the senior management of the Company to discuss enquiries on management information.

The Board consists of ten Directors and one alternate Director as at the date of this interim report. Directors may be elected to hold office until the expiration of their respective term upon a resolution passed at a duly convened shareholders’ meeting by holders of a majority of the Company’s issued shares being entitled to vote in person or by proxy at such meeting. The Board is divided into three classes with one class of Directors eligible for re-election at each annual general meeting of the Company. Each class of Directors (including all non-executive Directors) serves a term of three years.

•     The Class I Directors are Dr. Zhou Zixue, Dr. Tzu-Yin Chiu, Dr. Gao Yonggang and Mr. William Tudor Brown. All Class I Directors (except Dr. Zhou) were re-elected for a term of three years at the 2014 AGM to hold office until the 2017 AGM. Dr. Zhou, whose initial appointment as Director took effect from March 6, 2015, retired from office and was re-elected as a Class I Director at the 2015 AGM pursuant to Article 126 of the Company’s Articles of Association to hold office until the 2017 AGM.

•     The Class II Directors are Dr. Chen Shanzhi, Mr. Lip-Bu Tan and Ms. Carmen I-Hua Chang. All Class II Directors were re-elected for a term of three years at the 2015 AGM to hold office until the 2018 AGM.

•     The Class III Directors are Mr. Zhou Jie, Mr. Sean Maloney and Mr. Ren Kai. Mr. Zhou was re-elected for a term of three years at the 2013 AGM to hold office until the 2016 AGM. Mr. Maloney, whose initial appointment as Director took effect on June 15, 2013, retired from office and was re-elected as a Class III Director at the 2014 AGM pursuant to Article 126 of the Company’s Articles of Association to hold office until the 2016 AGM. Mr. Ren, whose initial appointment as Director took effect from August 11, 2015, shall retire from office at the 2016 AGM pursuant to Article 126 of the Company’s Articles of Association. Mr. Ren will, being eligible, offer himself for re-election as a Class III Director at the 2016 AGM.

As of the date of this interim report, the roles of Chairman and Chief Executive Officer are segregated and such roles are performed by Dr. Zhou Zixue and Dr. Tzu-Yin Chiu, respectively.

The following table sets forth the names, classes and categories of the Directors as at the date of this interim report:

Name of Director	Category of Director	Class of Director
Zhou Zixue	Chairman and Executive Director	Class I
Tzu-Yin Chiu	Chief Executive Officer and Executive Director	Class I
Gao Yonggang	Chief Financial Officer and Executive Director	Class I
William Tudor Brown	Independent Non-executive Director	Class I
Chen Shanzhi	Non-executive Director	Class II
Lip-Bu Tan	Independent Non-executive Director	Class II
Carmen I-Hua Chang	Independent Non-executive Director	Class II
Sean Maloney	Independent Non-executive Director	Class III
Zhou Jie	Non-executive Director	Class III
Ren Kai	Non-executive Director	Class III
Li Yonghua	Alternate Director to Chen Shanzhi	—

On an annual basis, each independent non-executive Director confirms his/her independence to the Company, and the Company considers these Directors to be independent as such term is defined in the Hong Kong Stock Exchange Listing Rules. There are no relationships among members of the Board, including between the Chairman of the Board and the Chief Executive Officer.

The Board meets at least four times a year at approximately quarterly intervals and on such other occasions as may be required to discuss and vote upon significant issues affecting the Company. The schedule of Board meetings for a given year is planned in the preceding year. The Company Secretary assists the Chairman in preparing the agenda for the Board meetings and also assists the Board in complying with applicable laws, rules and regulations. The relevant papers for the Board meetings are dispatched to Board members in accordance with the CG Code. Directors may include matters for discussion in the agenda if the need arises. Upon the conclusion of the Board meeting, minutes are circulated to all Directors for their review and comments prior to their approval of the minutes at the following or subsequent Board meeting. Transactions in which any Directors are considered to have a conflict of interest which the Board has determined to be material are dealt with by physical Board meetings rather than written resolutions and the interested Directors are not counted in the quorum of such Board meetings and abstain from voting on the relevant matters.

All Directors have access to the Company Secretary, who is responsible for assisting the Board in complying with applicable procedures regarding compliance matters. Every Board member is entitled to have access to documents tabled at the Board meeting or filed into the Company’s minutes book. Furthermore, the Board has established the procedures pursuant to which a Director, upon reasonable request, may seek independent professional advice at the Company’s expense in order for such Director to discharge his/her duties. The Company Secretary continuously updates all Directors on the latest development of the Hong Kong Stock Exchange Listing Rules and other applicable regulatory requirements to ensure the Company’s compliance with and maintenance of good corporate governance practices. Each new Director is provided with training with respect to his/her responsibilities under the Hong Kong Stock Exchange Listing Rules and other regulatory requirements and the Company’s corporate governance policies and practices.

Board Diversity Policy

The Board has adopted a Board Diversity Policy since August 8, 2013 to comply with Code Provision A.5.6 of the CG Code on board diversity which has become effective from September 1, 2013. The Nomination Committee of the Board will give consideration to that policy when identifying suitably qualified candidates to become members of the Board. Nonetheless, Board appointments will always be made on merit against objective criteria, taking into account factors based on the Company’s business model and specific needs from time to time, as well as the benefits of diversity on the Board, and the Board reviews the Board Diversity Policy on a regular basis to ensure its effectiveness.

Procedure regarding the Appointment of Directors

The standard procedure regarding the appointment of Directors, which was adopted by the Board on September 22, 2005, sets forth the process by which individuals are appointed as members of the Board. Under the policy, the Board will consider, among other factors, (i) the skills, qualifications and experience of the nominee, including other directorships held in listed public companies in the last three years and other major appointments; (ii) the nominee’s shareholding in the Company; (iii) the independence of the nominee under New York Stock Exchange and/or Hong Kong Stock Exchange listing rules; and (iv) the impact with respect to the Company’s status as a “foreign private issuer” under the United States securities laws. The Board then decides whether to appoint such nominee to fill a casual vacancy on the Board or to add the nominee to the existing Directors and to appoint such nominee into one of the three classes of Directors as stipulated in the Articles of Association of the Company.

BOARD COMMITTEES

The Board has established the following principal committees to assist it in performing its functions. Each of these committees consists of a majority of independent non-executive Directors who have been invited to serve as members. The committees are governed by their respective charters setting out clear terms of reference. The updated charters of the Board committees are available on the websites of the Company and the Hong Kong Stock Exchange.

Audit Committee

As of the date of this interim report, the Company’s Audit Committee (the “Audit Committee”) consisted of three members, namely Mr. Lip-Bu Tan (chairman of Audit Committee), Mr. Zhou Jie and Mr. William Tudor Brown. None of the members of the Audit Committee has been an executive officer or employee of the Company or any of its subsidiaries. In addition to acting as an Audit Committee member, (i) Mr. Lip-Bu Tan currently also serves on the audit committee of another publicly traded company, SINA Corporation; and (ii) Mr. William Tudor Brown currently also serves on the audit committee of Lenovo Group Limited, shares of which are listed on the Hong Kong Stock Exchange. In general and in accordance with section 303A.07(a) of the Listed Company Manual of the New York Stock Exchange, the Board considered and determined that such simultaneous services would not impair the ability of Mr. Tan and Mr. Brown to effectively serve on the Company’s Audit Committee.

Upon Mr. Frank Meng’s cessation of being a member of the Audit Committee due to his retirement as an independent non-executive Director at the 2015 AGM, the number of members of the Audit Committee fell below the required minimum number of 3 members and the Audit Committee did not comprise a majority of independent non-executive Directors as required under Rule 3.21 of the Hong Kong Stock Exchange Listing Rules. Following the appointment of Mr. William Tudor Brown, an independent non-executive Director, as a member of the Audit Committee on August 7, 2015, the Company has complied with the requirements under Rule 3.21 of the Hong Kong Stock Exchange Listing Rules.

The responsibilities of the Audit Committee include, among other things:

•	making recommendations to the Board concerning the appointment, reappointment, retention, evaluation, oversight and termination of the work of the Company’s independent auditor;

•	reviewing the experience, qualifications and performance of the senior members of the independent auditor team;

•	pre-approving all non-audit services to be provided by the Company’s independent auditor;

•	approving the remuneration and terms of engagement of the Company’s independent auditor;

•

reviewing reports from the Company’s independent auditor regarding the independent auditor’s internal quality-control procedures; and any material issues raised in the most recent internal or peer review of such procedures, or in any inquiry, review or investigation by governmental, professional or other regulatory authority, respecting independent audits conducted by the independent auditor, and any steps taken to deal with these issues; and (to assess the independent auditor’s independence) all relationships between the Company and the independent auditor;

•

pre-approving the hiring of any employee or former employee of the Company’s independent auditor who was a member of the audit team during the preceding three years and the hiring of any employee or former employee of the independent auditor for senior positions regardless of whether that person was a member of the Company’s audit team;

•

reviewing the Company’s annual, interim and quarterly financial statements, earnings releases, critical accounting policies and practices used to prepare financial statements, alternative treatments of financial information, the effectiveness of the Company’s disclosure controls and procedures and important trends and developments in financial reporting practices and requirements;

•

reviewing the scope, planning and staffing of internal audits, the organization, responsibilities, plans, results, budget and staffing of the Company’s Internal Audit Department (as defined and discussed below), the quality, adequacy and effectiveness of the Company’s internal controls and any significant deficiencies or material weaknesses in the design or operation of internal controls;

•	considering the adequacy of resources, staff qualifications and experience, training programmes and budget of the Company’s accounting and financial reporting function;

•	reviewing the Company’s risk assessment and management policies;

•	reviewing any legal matters that may have a material impact and the adequacy and effectiveness of the Company’s legal and regulatory compliance procedures;

•	establishing procedures for the treatment of complaints received by the Company regarding financial reporting, internal control or possible improprieties in other matters; and

•	obtaining and reviewing reports from management, the Company’s internal auditor and the Company’s independent auditor regarding compliance with applicable legal and regulatory requirements.

The Audit Committee reports its work, findings and recommendations to the Board regularly.

The Audit Committee meets at least four times a year on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues. The meeting schedule for a given year is planned in the preceding year. The Company Secretary assists the chairman of the Audit Committee in preparing the agenda for meetings and also assists the Audit Committee in complying with the relevant rules and regulations. The relevant papers for the Audit Committee meetings are dispatched to the Audit Committee in accordance with the CG Code. Members of the Audit Committee may include matters for discussion in the agenda if the need arises. Within reasonable time after an Audit Committee meeting is held, minutes are circulated to the members of the Audit Committee for their comment and review prior to their approval of the minutes at the following or a subsequent Audit Committee meeting.

At each quarterly Audit Committee meeting, the Audit Committee reviews with the Chief Financial Officer and the Company’s independent auditor the financial statements for the financial period and the financial and accounting principles, policies and controls of the Company and its subsidiaries. In particular, the Committee discusses (i) the changes in accounting policies and practices, if any; (ii) the going concern assumptions; (iii) compliance with accounting standards and applicable rules and other legal requirements in relation to financial reporting; and (iv) the internal controls of the Company and the accounting and financial reporting systems. Upon the recommendation of the Audit Committee, the Board approves the financial statements.

Compensation Committee

As of the date of this interim report, the members of the Company’s Compensation Committee (the “Compensation Committee”) were Mr. Lip-Bu Tan (chairman of Compensation Committee), Mr. Sean Maloney and Mr. Zhou Jie. None of these members of the Compensation Committee has been an executive officer or employee of the Company or any of its subsidiaries.

The responsibilities of the Compensation Committee include, among other things:

•

approving and overseeing the total compensation package for the Company’s executive officers and any other officer, evaluating the performance of and determining and approving the compensation to be paid to the Company’s Chief Executive Officer and reviewing the results of the Chief Executive Officer’s evaluation of the performance of the Company’s other executive officers;

•	determining the compensation packages of executive Directors and making recommendations to the Board with respect to non-executive Directors’ compensation, including equity-based compensation;

•

administering and periodically reviewing and making recommendations to the Board regarding the long- term incentive compensation or equity plans made available to the Directors, employees and consultants;

•

reviewing and making recommendations to the Board regarding executive compensation philosophy, strategy and principles and reviewing new and existing employment, consulting, retirement and severance agreements proposed for the Company’s executive officers; and

•	ensuring appropriate oversight of the Company’s human resources policies and reviewing strategies established to fulfill the Company’s ethical, legal, and human resources responsibilities.

The Compensation Committee reports its work, findings and recommendations to the Board periodically but no fewer than four times per year.

The Compensation Committee meets at least four times per year and on such other occasions as may be required to discuss and vote upon significant issues affecting the compensation policy of the Company. The meeting schedule for a given year is planned in the preceding year. The Company Secretary assists the chairman of the Compensation Committee in preparing the agenda for meetings and also assists the Compensation Committee in complying with the relevant rules and regulations. The relevant papers for the Compensation Committee meeting are dispatched to Compensation Committee members in accordance with the CG Code. Members of the Compensation Committee may include matters for discussion in the agenda if the need arises. Within reasonable time after a Compensation Committee meeting is held, minutes are circulated to the members of the Compensation Committee for their comment and review prior to their approval of the minutes at the following or a subsequent Compensation Committee meeting.

Nomination Committee

As of the date of this interim report, the Company’s Nomination Committee (the “Nomination Committee”) comprised Dr. Zhou Zixue (chairman of Nomination Committee), Mr. Lip-Bu Tan and Ms. Carmen I-Hua Chang.

The responsibilities of the Nomination Committee include:

•

reviewing the structure, size and composition (including the skills, knowledge and experience, as well as diversity of perspectives) of the Board at least annually and making recommendations on any proposed changes to the Board to complement the Company’s corporate strategy;

•

monitoring the implementation of Board Diversity Policy (including any measurable objectives and the progress in achieving those objectives), and ensuring that appropriate disclosures are made regarding board diversity in the Corporate Governance Report set out in theCompany’s Annual Report;

•

identifying individuals suitably qualified to become Board members, consistent with criteria approved by the Board, and making recommendations to the Board on the selection of individuals nominated for directorships;

•	assessing the independence of independent non-executive Directors; and

•	making recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors, in particular the Chairman of the Board and the Chief Executive Officer.

The Nomination Committee meets at least once a year and on such other occasions as may be required to discuss and vote upon significant issues relating to Board composition. The Company Secretary assists the chairman of the Nomination Committee in preparing the agenda for meetings and also assists the Nomination Committee in complying with the relevant rules and regulations. The relevant papers for the Nomination Committee meetings are dispatched to Nomination Committee members in accordance with the CG Code. Members of the Nomination Committee may include matters for discussion in the agenda if the need arises. Within reasonable time after a Nomination Committee meeting is held, minutes are circulated to the Nomination Committee members for their comment and review prior to their approval of the minutes at the following or a subsequent Nomination Committee meeting.

Internal Audit Department

The Company’s Internal Audit Department (the “Internal Audit Department”) works with and supports the Company’s management team and the Audit Committee to evaluate and contribute to the improvement of risk management, control, and governance systems. The risk-based audit plan made by the Internal Audit Department is approved by the Audit Committee. Audit results are reported by the Internal Audit Department to the Chairman of the Board, the Chief Executive Officer and the Audit Committee every quarter and throughout the year.

Based on its annual audit plan, the Internal Audit Department audits the practices, procedures, expenditure and internal controls of the various departments in the Company. The scope of the audit includes:

•	reviewing management’s control to ensure the reliability and integrity of financial and operating information and the means used to identify, measure, classify, and report such information;

•

reviewing the systems established or to be established to ensure compliance with policies, plans, procedures, laws, and regulations that could have a significant impact on operations and reports, and determining whether the Company is in compliance;

•	reviewing the means of safeguarding assets and, when appropriate, verifying the existence of assets;

•	appraising the economy and efficiency with which resources are employed;

•

identifying significant risks, including fraud risks, to the ability of the Company to meet its business objectives, communicating them to management and ensuring that management has taken appropriate action to guard against those risks; and

•	evaluating the effectiveness of controls supporting the operations of the Company and providing recommendations as to how those controls could be improved.

In addition, the Internal Audit Department audits areas of concern identified by senior management or conduct reviews and investigations on an ad hoc basis. In conducting these audits, the Internal Audit Department has free and full access to all necessary functions, records, properties and personnel.

After completing an audit, the Internal Audit Department furnishes the Company’s management team with analysis, appraisals, recommendations, counsel, and information concerning the activities reviewed. Appropriate managers of the Company are notified of any deficiencies cited by the Internal Audit Department, which follows up with the implementation of audit recommendations. In addition, the Internal Audit Department reports their findings directly to the Audit Committee on at least a quarterly basis.

The Internal Audit Department has direct access to the Board through the chairman of the Audit Committee. The Internal Audit Department may upon request meet privately with the Audit Committee, without the presence of members of the Company’s management or the independent auditor.

CODE OF BUSINESS CONDUCT AND ETHICS

The Board has adopted a code of business conduct and ethics (the “Code of Conduct”) which provides guidance about doing business with integrity and professionalism. The Code of Conduct addresses issues including among others, fraud, conflicts of interest, corporate opportunities, protection of intellectual property, transactions in the Company’s securities, use of the Company’s assets, and relationships with customers and third parties. Any violation of the Code of Conduct is reported to the Company’s Compliance Office, which will subsequently report such violation to the Audit Committee.

U.S. Corporate Governance Practices

Companies listed on the New York Stock Exchange, or the NYSE, must comply with certain corporate governance standards under Section 303A of the New York Stock Exchange Listed Company Manual. Because the Company’s American Depositary Shares are registered with the SEC and are listed on the New York Stock Exchange, the Company is also subject to certain U.S. corporate governance requirements, including many of the provisions of the Sarbanes-Oxley Act of 2002. However, because the Company is a “foreign private issuer”, many of the corporate governance rules in the NYSE Listed Company Manual, or the NYSE Standards, do not apply to the Company. The Company is permitted to follow corporate governance practices in accordance with Cayman Islands law and the Hong Kong Stock Exchange Listing Rules in lieu of most of the corporate governance standards contained in the NYSE Standards.

Set forth below is a brief summary of the significant differences between the Company’s corporate governance practices and the corporate governance standards applicable to U.S. domestic companies listed on the NYSE, or U.S. domestic issuers:

•

The NYSE Standards require U.S. domestic issuers to have a nominating/corporate governance committee composed entirely of independent directors. We are not subject to this requirement, and we have not established a nominating/corporate governance committee. Instead, our Board has established the Nomination Committee to review the structure, size and composition (including the skills, knowledge and experience as well as diversity of perspectives of the Board) at least annually, monitor the implementation of Board Diversity Policy, make recommendations on any proposed changes to the Board to complement the Company’s corporate strategy, identify individuals suitably qualified to become Board members consistent with criteria approved by the Board, assess the independence of independent non- executive Directors, make recommendations to the Board on the selection of individuals nominated for directorships, and make recommendations to the Board on the appointment or reappointment of Directors and succession planning for Directors, in particular the Chairman of the Board and the Chief Executive Officer. However, such nomination committee is not responsible for developing and recommending to the Board a set of corporate governance guidelines applicable to the Company and overseeing the evaluation of the Board and management.

•

The NYSE Standards provide detailed tests that U.S. domestic issuers must use for determining independence of directors. While we may not specifically apply the NYSE tests, our Board assesses independence in accordance with Hong Kong Stock Exchange Listing Rules, and in the case of Audit Committee members in accordance with Rule 10A-3 under the U.S. Securities Exchange Act of 1934, as amended, and considers whether there are any relationships or circumstances which are likely to affect such director’s independence from management.

•

We believe that the composition of our Board and its committees and their respective duties and responsibilities are otherwise generally responsive to the relevant NYSE Standards applicable to U.S. domestic issuers. However, the charters for our Audit Committee and Compensation Committee may not address all aspects of the NYSE Standards. For example, NYSE Standards require compensation committees of U.S. domestic issuers to produce a compensation committee report annually and include such report in their annual proxy statements or annual reports on Form 10-K. We are not subject to this requirement, and we have not addressed this in our Compensation Committee charter. We disclose the amounts of compensation of our Directors on a named basis and the five highest individuals on an aggregate basis in our 2014 annual report in accordance with the requirements of the Hong Kong Stock Exchange Listing Rules.

•

The NYSE Standards require that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans. We comply with the requirements of Cayman Islands law and the Hong Kong Stock Exchange Listing Rules in determining whether shareholder approval is required, and we do not take into consideration the NYSE’s detailed definition of what are considered “material revisions”.

OTHER INFORMATION

1.             DIVIDENDS

The Board did not propose to declare an interim dividend for the six months ended June 30, 2015 (six months ended June 30, 2014: Nil).

2.             SHARE CAPITAL

During the six months ended June 30, 2015, the Company issued 101,616,170 and 63,178,000 Ordinary Shares as a result of the exercise of equity awards granted pursuant to the Company’s 2004 stock option plan (the “2004 Stock Option Plan”) and the Company’s 2004 equity incentive plan (the “2004 Equity Incentive Plan”), respectively. During this period, there were 1,783,027 and 27,429,599 Ordinary Shares issued as a result of the exercise of equity awards granted pursuant to the Company’s 2014 stock option plan (the “2014 Stock Option Plan”) and the Company’s 2014 equity incentive plan (the “2014 Equity Incentive Plan”) which have replaced the 2004 Stock Option Plan and the 2004 Equity Incentive Plan, respectively, upon their termination.

Number of Shares Outstanding
Outstanding Share Capital as of June 30, 2015:
Ordinary Shares	40,750,102,963

Under the terms of the Company’s 2014 Equity Incentive Plan, the Compensation Committee may grant restricted share units (“RSUs”) to eligible participants. Each RSU represents the right to receive one Ordinary Share. RSUs granted to new employees and existing employees generally vest at a rate of 25% upon the first, second, third, and fourth anniversaries of the vesting commencement date. Upon vesting of the RSUs and subject to the terms of the Insider Trading Policy and the payment by the participants of applicable taxes, the Company will issue the relevant participants the number of Ordinary Shares underlying the awards of RSUs.

3.             SUBSTANTIAL SHAREHOLDERS’ INTERESTS

Set out below are the names of the parties (not being a director or chief executive of the Company) which were interested in five percent or more of the nominal value of the share capital of the Company and the respective numbers of shares in which they were interested as of June 30, 2015 as recorded in the register kept by the Company under section 336 of the Securities and Futures Ordinance (Cap.571 of the Laws of Hong Kong) (“SFO”).

Name of Shareholder	Long/Short Position	Number of Ordinary Shares Held	Percentage of Ordinary Shares Held to Total Issued Share Capital of the Company (Note 1)	Derivatives	Total Interests	Percentage of Aggregate Interests to Total Issued Share Capital of the Company (Note 1)

Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang Telecom”)	Long Position	7,784,557,231	19.10%	—	7,784,557,231	19.10%
		(Note 2)

Xinxin (Hongkong) Capital Co., Limited	Long Position	4,700,000,000	11.53%	—	4,700,000,000	11.53%
		(Note 3)

China Investment Corporation (“CIC”)	Long Position	2,968,642,465	7.28%	313,437,589	3,282,080,054	8.05%
		(Note 4)		(Note 5)

Notes:

(1)	Based on 40,750,102,963 Ordinary Shares in issue as at June 30, 2015.

(2)

Datang Holdings (Hongkong) Investment Company Limited (“Datang”), a wholly-owned subsidiary of Datang Telecom, directly holds all such shares which include 961,849,809 new Ordinary Shares to be issued to Datang pursuant to the share purchase agreement dated June 11, 2015 entered into between the Company and Datang.

(3)	All such shares are directly held by Xinxin (Hongkong) Capital Co., Limited which is a wholly-owned subsidiary of China Integrated Circuit Industry Investment Fund Co., Ltd.

(4)	All such shares are directly held by Country Hill Limited (“Country Hill”) which is a wholly-owned subsidiary of Bridge Hill Investments Limited, which in turn is a subsidiary controlled by CIC.

(5)

The Company issued US$32,200,000 zero coupon convertible bonds due 2018 (“Country Hill Pre-emptive Bonds”) to Country Hill on May 29, 2014 pursuant to the subscription agreement dated December 18, 2013 entered into between the Company and Country Hill. The Country Hill Pre-emptive Bonds are convertible into 313,437,589 Ordinary Shares (assuming full conversion at the initial conversion price of HK$0.7965 per Ordinary Share). In this regard, Country Hill and CIC are deemed to be interested in these 313,437,589 underlying shares of the Company.

4.             SHAREHOLDING INTERESTS OF THE DIRECTORS

As of June 30, 2015, the interests or short positions of the Directors in the shares, underlying shares and debentures of the Company (within the meaning of Part XV of the SFO), which were notified to the Company and the HKSE pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they are taken or deemed to have under such provisions of the SFO), and as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the HKSE pursuant to the Model Code were as follows:

			Number of				Percentage of Aggregate Interests to Total Issued
			Ordinary	Derivatives			Share Capital
	Long/Short	Nature of	Shares	Share		Total	of the Company
Name of Director	Position	Interests	Held	Options	Other	Interests	(Note 1)
Executive Director
Zhou Zixue	Long Position	Beneficial Owner	—	25,211,633 (Note 2)	10,804,985 (Note 3)	36,016,618	0.088%
Tzu-Yin Chiu	Long Position	Beneficial Owner	31,539,945	86,987,535 (Note 4)	9,320,093 (Note 5)	127,847,573	0.314%
Gao Yonggang	Long Position	Beneficial Owner	—	19,640,054 (Note 6)	2,310,472 (Note 7)	21,950,526	0.054%
Non-executive Director
Chen Shanzhi	Long Position	Beneficial Owner	—	3,145,319 (Note 8)	—	3,145,319	0.008%
Zhou Jie	—	—	—	—	—	—	—
Independent Non-executive Director
William Tudor Brown	Long Position	Beneficial Owner	—	4,492,297 (Note 9)	—	4,492,297	0.011%
Sean Maloney	Long Position	Beneficial Owner	—	4,490,377 (Note 10)	—	4,490,377	0.011%
Lip-Bu Tan	Long Position	Beneficial Owner	—	4,634,877 (Note 11)	—	4,634,877	0.011%
Carmen I-Hua Chang	Long Position	Beneficial Owner	—	4,887,303 (Note 12)	—	4,887,303	0.012%
Alternate Director
Li Yonghua	—	—	—	—	—	—	—

Notes:

(1)                                 Based on 40,750,102,963 Ordinary Shares in issue as at June 30, 2015.

(2)                                 On May 20, 2015, Dr. Zhou was granted options to purchase 25,211,633 Ordinary Shares at a price of HK$0.830 per Ordinary Share pursuant to the 2014 Stock Option Plan. These options will expire on the earlier of May 19, 2025 or 120 days after termination of his service as a Director to the Board. As of June 30, 2015, none of these options has been exercised.

(3)                                 On May 20, 2015, Dr. Zhou was granted an award of 10,804,985 restricted share units (“RSU(s)”) (each representing the right to receive one Ordinary Share) pursuant to the 2014 Equity Incentive Plan. These RSUs, 25% of which will vest on each anniversary of March 6, 2015, shall fully vest on March 6, 2019.  As of June 30, 2015, none of Dr. Zhou’s RSUs has been vested.

(4)                                 On September 8, 2011, Dr. Chiu was granted options to purchase 86,987,535 Ordinary Shares at a price of HK$0.455 per Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of September 7, 2021 or 120 days after termination of his service as a Director to the Board. As of June 30, 2015, none of these options has been exercised.

(5)                                 On September 8, 2011, Dr. Chiu was granted an award of 37,280,372 RSUs (each representing the right to receive one Ordinary Share) pursuant to the 2004 Equity Incentive Plan.  These RSUs, 25% of which will vest on each anniversary of August 5, 2011, shall fully vest on August 5, 2015.  As of June 30, 2015, 75% of Dr. Chiu’s RSUs were vested and 27,960,279 RSUs were settled in Ordinary Shares, and thus 27,960,279 Ordinary Shares were issued to Dr. Chiu.

(6)                                 These options comprise: (a) options which were granted to Dr. Gao on May 24, 2010 to purchase 3,145,319 Ordinary Shares at a price of HK$0.64 per Share pursuant to the 2004 Stock Option Plan and will expire on the earlier of May 23, 2020 or 120 days after termination of his service as a Director to the Board, (b) options which were granted to Dr. Gao on June 17, 2013 to purchase 13,608,249 Ordinary Shares at a price of HK$0.624 per Share pursuant to the 2004 Stock Option Plan and will expire on the earlier of June 16, 2023 or 120 days after termination of his service as a Director to the Board, (c) options which were granted to Dr. Gao on June 12, 2014 to purchase 2,886,486 Ordinary Shares at a price of HK$0.64 per Share pursuant to the 2014 Stock Option Plan and will expire on the earlier of June 11, 2024 or 120 days after termination of his service as a Director to the Board. As of June 30, 2015, none of these options has been exercised.

(7)                                 On November 17, 2014, Dr. Gao was granted an award of 2,910,836 RSUs (each representing the right to receive one Ordinary Share) pursuant to the 2014 Equity Incentive Plan, consisting of (a) 2,401,456 RSUs, 25% of which will vest on each anniversary of June 17, 2013 and which shall fully vest on June 17, 2017, and (b) 509,380 RSUs, 25% of which will vest on each anniversary of March 1, 2014 and which shall fully vest on March 1, 2018.  As of June 30, 2015, 1,328,073 RSUs were vested, among which 600,364 RSUs were settled in cash.

(8)                                 On May 24, 2010, Dr. Chen was granted options to purchase 3,145,319 Ordinary Shares at a price of HK$0.64 per Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of May 23, 2020 or 120 days after termination of his service as a Director to the Board. As of June 30, 2015, none of these options has been exercised.

(9)                                 On September 6, 2013, Mr. Brown was granted options to purchase 4,492,297 Ordinary Shares at a price of HK$0.562 per Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of September 5, 2023 or 120 days after termination of his service as a Director to the Board. As of June 30, 2015, none of these options has been exercised.

(10)                          On June 17, 2013, Mr. Maloney was granted options to purchase 4,490,377 Ordinary Shares at a price of HK$0.624 per Share pursuant to the 2004 Stock Option Plan. These options will expire on the earlier of June 16, 2023 or 120 days after termination of his service as a Director to the Board. As of June 30, 2015, none of these options has been exercised.

(11)                          These options comprise (a) options granted to Mr. Tan on September 29, 2006 to purchase 500,000 Ordinary Shares at a price per share of US$0.132 pursuant to the 2004 Stock Option Plan which fully vested on May 30, 2008 and will expire on the earlier of September 28, 2016 or 120 days after termination of Mr. Tan’s service as a Director to the Board, (b) options granted to Mr. Tan on February 17, 2009 to purchase 1,000,000 Ordinary Shares at a price of HK$0.27 per Share pursuant to the 2004 Stock Option Plan, which will expire on the earlier of February 16, 2019 or 120 days after termination of Mr. Tan’ service as a Director to the Board, and (c) options granted to Mr. Tan on February 23, 2010 to purchase 3,134,877 Ordinary Shares at a price of HK$0.77 per Share pursuant to the 2004 Stock Option Plan, which will expire on the earlier of February 22, 2020 or 120 days after termination of Mr. Tan’s service as a Director to the Board. As of June 30, 2015, none of these options has been exercised.

(12)                          On November 17, 2014, Ms. Chang was granted options to purchase 4,887,303 Ordinary Shares at a price of HK$0.85 per Share pursuant to the 2014 Stock Option Plan. These options will expire on the earlier of November 16, 2024 or 120 days after termination of her service as a Director to the Board. As of June 30, 2015, none of these options has been exercised.

2004 STOCK OPTION PLAN

Name/Eligible Employees	Date Granted	Period during which Rights Exercisable	No. of Options Granted	Exercise Price Per Share (USD)	Options Outstanding as of 12/31/14	Additional Options Granted During Period	Options Lapsed During Period	Options Lapsed Due to Repurchase of Ordinary Shares During Period	Options Exercised During Period	Options Cancelled During Period	Options Outstanding as of 06/30/15	Weighted Average Closing Price of Shares immediately before Dates on which Options were Exercised (USD)	Weighted Average Closing Price of Shares immediately before Dates on which Options were Granted (USD)
Employees	11/5/2005	5/11/2005-5/10/2015	94,581,300	$0.20	22,004,216	—	22,004,216	—	—	—	—	$—	$0.20
Employees	11/8/2005	8/11/2005-8/10/2015	32,279,500	$0.22	5,214,500	—	1,582,000	—	—	—	3,632,500	$—	$0.22
Employees	11/11/2005	11/11/2005-11/10/2015	149,642,000	$0.15	18,090,000	—	88,000	—	—	—	18,002,000	$—	$0.15
Employees	20/2/2006	2/20/2006-2/19/2016	62,756,470	$0.15	16,717,078	—	303,322	—	—	—	16,413,756	$—	$0.15
Employees	12/5/2006	5/12/2006-5/11/2016	22,216,090	$0.15	1,683,000	—	118,000	—	—	—	1,565,000	$—	$0.15
Employees	29/9/2006	9/29/2006-9/28/2016	40,394,000	$0.13	10,352,000	—	174,000	—	—	—	10,178,000	$—	$0.13
Lip-Bu Tan	29/9/2006	9/29/2006-9/28/2016	500,000	$0.13	500,000	—	—	—	—	—	500,000	$—	$0.13
Others	10/11/2006	11/10/2006-11/09/2016	2,450,000	$0.13	150,000	—	—	—	—	—	150,000	$—	$0.13
Employees	10/11/2006	11/10/2006-11/09/2016	33,271,000	$0.11	6,343,000	—	108,000	—	48,000	—	6,187,000	$0.12	$0.11
Employees	16/5/2007	5/16/2007-5/15/2017	122,828,000	$0.15	34,694,000	—	1,003,000	—	—	—	33,691,000	$—	$0.15
Others	16/5/2007	5/16/2007-5/15/2017	5,421,000	$0.15	300,000	—	—	—	—	—	300,000	$—	$0.15
Employees	28/12/2007	12/28/2007-12/27/2017	89,839,000	$0.10	17,554,800	—	1,630,000	—	3,432,800	—	12,492,000	$0.11	$0.10
Employees	12/2/2008	2/12/2008-2/11/2018	126,941,000	$0.08	26,324,300	—	532,000	—	3,542,500	—	22,249,800	$0.11	$0.08
Others	12/2/2008	2/12/2008-2/11/2018	600,000	$0.08	300,000	—	—	—	—	—	300,000	$—	$0.08
Employees	18/11/2008	11/18/2008-11/17/2018	117,224,090	$0.02	14,323,830	—	118,000	—	1,664,000	—	12,541,830	$0.11	$0.02
Employees	17/2/2009	2/17/2009-2/16/2019	131,943,000	$0.03	21,727,000	—	350,000	—	3,321,000	—	18,056,000	$0.11	$0.03
Lip-Bu Tan	17/2/2009	2/17/2009-2/16/2019	1,000,000	$0.03	1,000,000	—	—	—	—	—	1,000,000	$—	$0.03
Others	17/2/2009	2/17/2009-2/16/2019	400,000	$0.03	50,000	—	—	—	—	—	50,000	$—	$0.03
Employees	11/5/2009	5/11/2009-5/10/2019	24,102,002	$0.04	3,559,000	—	—	—	597,000	—	2,962,000	$0.12	$0.04
Lip Bu Tan	23/2/2010	2/23/2010-2/22/2020	3,134,877	$0.10	3,134,877	—	—	—	—	—	3,134,877	$—	$0.10
Employees	23/2/2010	2/23/2010-2/22/2020	337,089,466	$0.10	130,730,587	—	1,390,316	—	13,718,940	—	115,621,331	$0.12	$0.10
Yonggang Gao	24/5/2010	5/24/2010-5/23/2020	3,145,319	$0.08	3,145,319	—	—	—	—	—	3,145,319	$—	$0.08
Shanzhi Chen	24/5/2010	5/24/2010-5/23/2020	3,145,319	$0.08	3,145,319	—	—	—	—	—	3,145,319	$—	$0.08
Employees	24/5/2010	5/24/2010-5/23/2020	18,251,614	$0.08	1,770,000	—	—	—	40,000	—	1,730,000	$0.12	$0.08
Employees	8/9/2010	9/8/2010-9/7/2020	46,217,577	$0.07	8,409,359	—	48,000	—	895,000	—	7,466,359	$0.11	$0.07
Employees	12/11/2010	11/12/2010-11/11/2020	39,724,569	$0.08	18,289,176	—	52,000	—	1,622,500	—	16,614,676	$0.11	$0.08
Employees	31/5/2011	5/31/2011-5/30/2021	148,313,801	$0.08	81,207,419	—	438,236	—	14,032,044	—	66,737,139	$0.11	$0.08
WEN YI ZHANG	8/9/2011	9/8/2011-9/7/2021	21,746,883	$0.06	21,746,883	—	—	—	12,000,000	—	9,746,883	$0.11	$0.06
Tzu Yin Chiu	8/9/2011	9/8/2011-9/7/2021	86,987,535	$0.06	86,987,535	—	—	—	—	—	86,987,535	$—	$0.06
Employees	8/9/2011	9/8/2011-9/7/2021	42,809,083	$0.06	16,189,063	—	240,498	—	4,958,472	—	10,990,093	$0.11	$0.06
Frank Meng	17/11/2011	11/17/2011-11/16/2021	4,471,244	$0.05	4,471,244	—	1,117,811	—	—	—	3,353,433	$—	$0.05
Employees	17/11/2011	11/17/2011-11/16/2021	16,143,147	$0.05	9,414,126	—	457,002	—	3,363,693	—	5,593,431	$0.10	$0.05
Employees	22/5/2012	5/22/2012-5/21/2022	252,572,706	$0.04	162,488,180	—	1,849,296	—	19,776,604	—	140,862,280	$0.11	$0.04
Senior Management	22/5/2012	5/22/2012-5/21/2022	5,480,000	$0.04	5,480,000	—	216,667	—	433,333	—	4,830,000	$0.10	$0.04
Employees	12/9/2012	9/12/2012-9/11/2022	12,071,250	$0.04	5,875,533	—	436,667	—	1,372,208	—	4,066,658	$0.11	$0.04
Senior Management	12/9/2012	9/12/2012-9/11/2022	3,500,000	$0.04	3,500,000	—	—	—	—	—	3,500,000	$—	$0.04
Employees	15/11/2012	11/15/2012-11/14/2022	18,461,000	$0.05	10,879,752	—	1,561,458	—	1,779,332	—	7,538,962	$0.12	$0.05
Employees	7/5/2013	5/7/2013-5/6/2023	24,367,201	$0.08	17,717,662	—	373,487	—	833,666	—	16,510,509	$0.11	$0.08
Employees	11/6/2013	6/11/2013-6/10/2023	102,810,000	$0.08	90,491,040	—	1,847,503	—	6,981,990	—	81,661,547	$0.11	$0.08
Senior Management	11/6/2013	6/11/2013-6/10/2023	74,755,756	$0.08	74,755,756	—	5,922,180	—	5,011,069	—	63,822,507	$0.10	$0.08
Yonggang Gao	17/6/2013	6/17/2013-6/16/2023	13,608,249	$0.08	13,608,249	—	—	—	—	—	13,608,249	$—	$0.08
Sean Maloney	17/6/2013	6/17/2013-6/16/2023	4,490,377	$0.08	4,490,377	—	—	—	—	—	4,490,377	$—	$0.08
WILLIAM TUDOR BROWN	6/9/2013	9/6/2013-9/5/2023	4,492,297	$0.07	4,492,297	—	—	—	—	—	4,492,297	$—	$0.07
Employees	6/9/2013	9/6/2013-9/5/2023	22,179,070	$0.07	13,511,558	—	214,000	—	1,562,395	—	11,735,163	$0.12	$0.07
Employees	4/11/2013	11/4/2013-11/3/2023	19,500,000	$0.07	16,210,416	—	1,381,001	—	629,624	—	14,199,791	$0.11	$0.07
					1,013,028,451	—	45,556,660	—	101,616,170	—	865,855,621

2004 EQUITY INCENTIVE PLAN

Name/Eligible Employees	Date Granted	Period during which Rights Exercisable	No. of RSUs Granted	Exercise Price Per Share (USD)	RSUs Outstanding as of 12/31/14	Additional RSUs Granted During Period	RSUs Lapsed During Period	RSUs Lapsed Due to Repurchase of Ordinary Shares During Period	RSUs Exercised During Period	RSUs Cancelled During Period	RSUs Outstanding as of 06/30/15	Weighted Average Closing Price of Shares immediately before Dates on which Restricted Share Units were Vested (USD)	Weighted Average Closing Price of Shares immediately before Dates on which Restricted Share Units were Granted (USD)
Employees	23/2/2010	2/23/2010-2/22/2020	139,933,819	$0.00	161,828	—	—	—	68,252	—	93,576	$0.08	$0.10
Employees	31/5/2011	5/31/2011-5/30/2021	21,212,530	$0.00	3,430,545	—	—	—	3,430,545	—	—	$0.09	$0.08
WEN YI ZHANG	8/9/2011	9/8/2011-9/7/2021	9,320,093	$0.00	4,320,093	—	—	—	1,990,069	—	2,330,024	$0.09	$0.06
Tzu Yin Chiu	8/9/2011	9/8/2011-9/7/2021	37,280,372	$0.00	18,640,186	—	—	—	9,320,093	—	9,320,093	$0.09	$0.06
Employees	22/5/2012	5/22/2012-5/21/2022	60,750,000	$0.00	26,445,000	—	615,000	—	12,967,500	—	12,862,500	$0.11	$0.04
Senior Management	22/5/2012	5/22/2012-5/21/2022	1,920,000	$0.00	960,000	—	75,000	—	480,000	—	405,000	$0.11	$0.04
Senior Management	12/9/2012	9/12/2012-9/11/2022	2,500,000	$0.00	1,250,000	—	—	—	—	—	1,250,000	$—	$0.04
Employees	11/6/2013	6/11/2013-6/10/2023	133,510,000	$0.00	92,392,500	—	2,232,500	—	30,465,000	—	59,695,000	$0.09	$0.08
Senior Management	11/6/2013	6/11/2013-6/10/2023	17,826,161	$0.00	13,369,623	—	1,175,728	—	4,456,541	—	7,737,354	$0.09	$0.08
					160,969,775	—	4,098,228	—	63,178,000	—	93,693,547

2014 STOCK OPTION PLAN

Name/Eligible Employees	Date Granted	Period during which Rights Exercisable	No. of Options Granted	Exercise Price Per Share (USD)	Options Outstanding as of 12/31/14	Additional Options Granted During Period	Options Lapsed During Period	Options Lapsed Due to Repurchase of Ordinary Shares During Period	Options Exercised During Period	Options Cancelled During Period	Options Outstanding as of 06/30/15	Weighted Average Closing Price of Shares immediately before Dates on which Options were Exercised (USD)	Weighted Average Closing Price of Shares immediately before Dates on which Options were Granted (USD)
Yonggang Gao	12/6/2014	6/12/2014-6/11/2024	2,886,486	$0.08	2,886,486	—	—	—	—	—	2,886,486	—	$0.08
Employees	12/6/2014	6/12/2014-6/11/2024	26,584,250	$0.08	25,129,917	—	1,227,083	—	1,262,708	—	22,640,126	$0.11	$0.08
Carmen I-Hua Chang	17/11/2014	11/17/2014-11/16/2024	4,887,303	$0.11	4,887,303	—	—	—	—	—	4,887,303	—	$0.11
Senior Management	17/11/2014	11/17/2014-11/16/2024	11,758,249	$0.11	11,758,249	—	—	—	—	—	11,758,249	—	$0.11
Employees	17/11/2014	11/17/2014-11/16/2024	107,881,763	$0.11	105,936,863	—	6,549,625	—	520,319	—	98,866,919	$0.12	$0.11
Employees	24/2/2015	2/24/2015-2/23/2025	12,293,017	$0.09	—	12,293,017	—	—	—	—	12,293,017	—	$0.09
Employees	20/5/2015	5/20/2015-5/19/2025	12,235,000	$0.11	—	12,235,000	—	—	—	—	12,235,000	—	$0.11
Zi Xue Zhou	20/5/2015	5/20/2015-5/19/2025	25,211,633	$0.11	—	25,211,633	—	—	—	—	25,211,633	—	$0.11
					150,598,818	49,739,650	7,776,708	—	1,783,027	—	190,778,733

2014 EQUITY INCENTIVE PLAN

Name/Eligible Employees	Date Granted	Period during which Rights Exercisable	No. of RSUs Granted	Exercise Price Per Share (USD)	RSUs Outstanding as of 12/31/14	Additional RSUs Granted During Period	RSUs Lapsed During Period	RSUs Lapsed Due to Repurchase of Ordinary Shares During Period	RSUs Exercised During Period	RSUs Cancelled During Period	RSUs Outstanding as of 06/30/15	Weighted Average Closing Price of Shares immediately before Dates on which Restricted Share Units were Vested (USD)	Weighted Average Closing Price of Shares immediately before Dates on which Restricted Share Units were Granted (USD)
Yonggang Gao	17/11/2014	2014/11/17-2024/11/16	2,910,836	$0.00	2,910,836	—	—	—	600,364	—	2,310,472	$0.08	$0.11
Senior Management	17/11/2014	2014/11/17-2024/11/16	2,476,456	$0.00	2,476,456	—	—	—	58,000	—	2,418,456	$0.09	$0.11
Employees	17/11/2014	2014/11/17-2024/11/16	109,339,600	$0.00	107,700,600	—	1,993,255	—	26,771,235	—	78,936,110	$0.09	$0.11
Employees	20/5/2015	5/20/2015-5/19/2025	134,008,000	$0.00	—	134,008,000	1,070,000	—	—	—	132,938,000	—	$0.11
Zi Xue Zhou	20/5/2015	5/20/2015-5/19/2025	10,804,985	$0.00	—	10,804,985	—	—	—	—	10,804,985	—	$0.11
					113,087,892	144,812,985	3,063,255	—	27,429,599	—	227,408,023

5.             REPURCHASE SALE OR REDEMPTION OF SECURITIES

The Company has not repurchased, sold or redeemed any of its securities during the six months ended June 30, 2015.

6.             CHANGES IN DIRECTORATE AND UPDATE OF DIRECTORS’ INFORMATION

Changes in the members of the Board

As previously disclosed by the Company, there were the following changes in the members of the Board during the period from the date of the Company’s 2014 Annual Report and the date of this interim report:

•                       Mr. Zhang Wenyi resigned as a Class I executive Director, Chairman of the Board and chairman of the Nomination Committee with effect from March 6, 2015;

•                       Dr. Zhou Zixue was appointed as a Class I executive Director, Chairman of the Board and chairman of the Nomination Committee with effect from March 6, 2015;

•                       Mr. Frank Meng retired as a Class II independent non-executive Director upon the conclusion of the 2015 AGM held on June 26, 2015 and thus ceased to be a member of each of the Audit Committee and the Nomination Committee;  and

•                       Mr. Ren Kai was appointed as a Class III non-executive Director and a member of the Strategic Advisory Committee with effect from August 11, 2015.

Changes in, and updates to, previously disclosed information relating to the Directors

As required under Rules 13.51B and 13.51(2) of the Hong Kong Stock Exchange Listing Rules, certain changes in, and updates to, the information previously disclosed regarding the Directors during their respective term of office are set out below:

•                       Mr. William Tudor Brown, an independent non-executive Director, was appointed as a member of the Audit Committee with effect from August 7, 2015; and

•                       Ms. Carmen I-Hua Chang, an independent non-executive Director, was appointed as a member of the Nomination Committee with effect from August 7, 2015.

7.             WAIVER FROM COMPLIANCE WITH THE HONG KONG STOCK EXCHANGE LISTING RULES

Save as disclosed in the prospectus of the Company dated March 8, 2004, the Company has not received any waivers from compliance with the Hong Kong Stock Exchange Listing Rules which are still in effect.

8.             REVIEW BY AUDIT COMMITTEE

The Audit Committee has reviewed with the management of the Company the accounting principles and practices accepted by the Company and the interim financial statements of the Company for the six months ended June 30, 2015.

By order of the Board of Directors

Semiconductor Manufacturing International Corporation

Dr. Tzu-Yin Chiu

Chief Executive Officer and Executive Director

Shanghai, PRC

August 28, 2015

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the six months ended June 30, 2015 and 2014

(In USD’000, except share and per share data)

		Six months ended
	Notes	06/30/15	06/30/14
		(unaudited)	(unaudited)
Revenue	6	1,056,413	962,427
Cost of sales		(730,081)	(723,256)
Gross profit		326,332	239,171
Research and development expenses, net		(108,655)	(81,733)
Sales and marketing expenses		(18,364)	(18,726)
General and administration expenses		(94,537)	(58,721)
Other operating income	7	1,405	7,786
Profit from operation		106,181	87,777
Interest income		2,325	4,859
Finance costs	8	(7,426)	(12,861)
Foreign exchange gains or losses		5,080	(14,454)
Other gains or losses, net		18,213	10,711
Share of profits of associates		(124)	1,451
Profit before tax	9	124,249	77,483
Income tax expense	10	(978)	(1,361)
Profit for the period		123,271	76,122
Other comprehensive income
Item that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		(3)	(1,953)
Change in value of available-for-sale financial assets		445	—
Total comprehensive income for the period		123,713	74,169
Profit for the period attributable to:
Owners of the Company		132,181	77,062
Non-controlling interests		(8,910)	(940)
		123,271	76,122
Total comprehensive income for the period attributable to:
Owners of the Company		132,618	75,109
Non-controlling interests		(8,905)	(940)
		123,713	74,169
Earnings per share
Basic	12	0.00	0.00
Diluted	12	0.00	0.00

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

At June 30, 2015 and December 31, 2014

(In USD’000, except share and per share data)

	Notes	06/30/15	12/31/14
		(unaudited)	(audited)
Assets
Non-current assets
Property, plant and equipment	14	3,252,963	2,995,086
Prepaid land use right		143,220	135,331
Intangible assets		202,488	207,822
Investments in associates	15	160,744	57,631
Investments in joint venture	16	14,594	—
Deferred tax assets		44,701	44,383
Other assets		12,957	30,867
Total non-current assets		3,831,667	3,471,120
Current assets
Inventories	18	365,332	316,041
Prepayment and prepaid operating expenses		37,507	40,628
Trade and other receivables	19	489,675	456,388
Other financial assets	17	568,886	644,071
Restricted cash	20	105,791	238,051
Cash and cash equivalent		766,165	603,036
		2,333,356	2,298,215
Assets classified as held-for-sale	13	—	44
Total assets		6,165,023	5,769,379
Equity and liabilities
Capital and reserves
Ordinary shares	21	16,300	14,342
Share premium		4,792,011	4,376,630
Reserves		96,168	98,333
Accumulated deficit		(1,408,709)	(1,540,890)
Equity attributable to owners of the Company		3,495,770	2,948,415
Non-controlling interests		350,254	359,307
Total equity		3,846,024	3,307,722
Non-current liabilities
Borrowings	24	85,484	256,200
Convertible bonds	25	385,947	379,394
Bonds payable	26	492,383	491,579
Deferred tax liabilities		1,383	69
Deferred government funding		173,291	184,174
Other liabilities		2,080	—
Total non-current liabilities		1,140,568	1,311,416
Current liabilities
Trade and other payables	23	863,210	794,361
Borrowings	24	119,727	162,054
Deferred government funding		62,368	62,609
Accrued liabilities		132,714	131,114
Current tax liabilities		412	103
Total current liabilities		1,178,431	1,150,241
Total liabilities		2,318,999	2,461,657
Total equity and liabilities		6,165,023	5,769,379
Net current assets		1,154,925	1,148,018
Total assets less current liabilities		4,986,592	4,619,138

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the six months ended June 30, 2015 and 2014

(In USD’000)

	Ordinary Shares	Share premium	Equity- settle employee benefits reserve	Foreign currency translation reserve	Change in value of available- for-sale financial assets	Convertible bonds equity reserve	Accumulated deficit	Attributable to owner of the Company	Non- controlling interest	Total Equity
	(Note 21)		(Note 22)			(Note 25)
Balance at January 1, 2014 (audited)	12,845	4,089,846	55,177	4,553	—	15,210	(1,693,859)	2,483,772	109,410	2,593,182
Profit for the period	—	—	—	—	—	—	77,062	77,062	(940)	76,122
Other comprehensive income for the period	—	—	—	(1,953)	—	—	—	(1,953)	—	(1,953)
Total comprehensive income for the period	—	—	—	(1,953)	—	—	77,062	75,109	(940)	74,169
Issuance of ordinary shares	1,036	196,161	—	—	—	—	—	197,197	—	197,197
Exercise of stock options	52	10,183	(6,187)	—	—	—	—	4,048	—	4,048
Share-based compensation	—	—	7,491	—	—	—	—	7,491	—	7,491
Capital contribution from non-controlling interest	—	—	—	—	—	—	—	—	245	245
Recognition of equity component of convertible bonds	—	—	—	—	—	12,713	—	12,713	—	12,713
Sub-total	1,088	206,344	1,304	—	—	12,713	—	221,449	245	221,694
Balance at June 30, 2014 (unaudited)	13,933	4,296,190	56,481	2,600	—	27,923	(1,616,797)	2,780,330	108,715	2,889,045
Balance at January 1, 2015 (audited)	14,342	4,376,630	64,540	4,229	—	29,564	(1,540,890)	2,948,415	359,307	3,307,722
Profit for the period	—	—	—	—	—	—	132,181	132,181	(8,910)	123,271
Other comprehensive income for the period	—	—	—	(3)	440	—	—	437	5	442
Total comprehensive income for the period	—	—	—	(3)	440	—	132,181	132,618	(8,905)	123,713
Issuance of ordinary shares	1,880	397,580	—	—	—	—	—	399,460	—	399,460
Exercise of stock options	78	17,801	(10,690)	—	—	—	—	7,189	—	7,189
Share-based compensation	—	—	8,088	—	—	—	—	8,088	—	8,088
Deconsolidation of subsidiaries due to loss of control	—	—	—	—	—	—	—	—	(148)	(148)
Sub-total	1,958	415,381	(2,602)	—	—	—	—	414,737	(148)	414,589
Balance at June 30, 2015 (unaudited)	16,300	4,792,011	61,938	4,226	440	29,564	(1,408,709)	3,495,770	350,254	3,846,024

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the six months ended June 30, 2015 and 2014

(In USD’000)

	Six months ended
	06/30/15	06/30/14
	(unaudited)	(unaudited)
Cash flow from operating activities
Cash generated from operations	304,715	291,335
Interest paid	(18,475)	(15,202)
Interest received	2,284	3,327
Income taxes received (paid)	326	(786)
Net cash from operating activities	288,850	278,674
Cash flow from investing activities:
Payments for property, plant and equipment	(459,951)	(227,246)
Payments for intangible assets	(16,568)	(11,312)
Payments for land use rights	(9,265)	(1,123)
Net changes in restricted cash relating to investing activities	130,327	(13,531)
Payments to acquire financial assets	(1,209,318)	(710,701)
Proceeds on sale of financial assets	1,298,595	592,593
Net proceeds after netting off land appreciation tax from disposal of property, plant and equipment and assets classified as held for sale	53,142	16,002
Proceeds from disposal of available-for-sale investment	1,204	—
Payments to acquire long-term investment	(107,178)	(16)
Net cash outflow from deconsolidation of subsidiaries	(248)	—
Net cash used in investing activities	(319,260)	(355,334)
Cash flow from financing activities:
Proceeds from borrowings	136,882	150,798
Repayment of borrowings	(349,927)	(345,093)
Proceeds from issuance of ordinary shares	399,460	197,604
Proceeds from issuance of convertible bonds	—	181,230
Proceeds from exercise of employee stock options	7,189	4,048
Proceeds from non-controlling interest — capital contribution	—	245
Net cash from financing activities	193,604	188,832
Net increase in cash and cash equivalents	163,194	112,172
Cash and cash equivalent, beginning of period	603,036	462,483
Effects of exchange rate changes on the balance of cash held in foreign currencies	(65)	(1,323)
Cash and cash equivalent, end of period	766,165	573,332

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2015

1.             GENERAL INFORMATION

Semiconductor Manufacturing International Corporation (the “Company” or “SMIC”) was established as an exempted company incorporated under the laws of the Cayman Islands on April 3, 2000. The address of the principal place of business is 18 Zhangjiang Road, Pudong New Area, Shanghai, China, 201203. The registered address is at PO Box 309, Ugland House, Grand Cayman, KY1-1104 Cayman Islands. Semiconductor Manufacturing International Corporation is an investment holding company.

Semiconductor Manufacturing International Corporation and its subsidiaries (hereinafter collectively referred to as the “Group”) are mainly engaged in the computer-aided design, manufacturing, testing, packaging, and trading of integrated circuits and other semiconductor services, as well as designing and manufacturing semiconductor masks.

2.             BASIS OF PREPARATION

The unaudited condensed consolidated financial statements of the Group have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” issued by the International Accounting Standards Board (the “IASB”) as well as with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The interim condensed consolidated financial statements should be read in conjunction with the Group’s annual financial statements as at December 31, 2014.

3.             PRINCIPAL ACCOUNTING POLICIES

The condensed consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments which are measured at fair values.

Except for the application of new or revised accounting standards as described below, the accounting policies and methods of computation used in the condensed consolidated financial statements as of and for the six months ended June 30, 2015 are the same as those followed in the preparation of the Group’s annual financial statements as of and for the year ended December 31, 2014.

In the current interim period, the Group has applied, for the first time, the following standards and amendments that are relevant for the preparation of the Group’s condensed consolidated financial statements.

Amendments to IAS 19	Defined Benefit Plans: Employee Contributions
Amendments to IFRSs	Annual Improvements to IFRSs 2010—2012 Cycle
Amendments to IFRSs	Annual Improvements to IFRSs 2011—2013 Cycle

The application of the above new or revised IFRSs in the current interim period has had no material effect on the amounts reported in these condensed consolidated financial statements and/or disclosures set out in these condensed consolidated financial statements.

4.             ESTIMATES

The preparation of condensed consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing this condensed consolidated interim financial information, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that were applied to the consolidated financial statements for the year ended December 31, 2014.

5.             FINANCIAL RISK MANAGEMENT

The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk.

The condensed consolidated financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as at December 31, 2014.

There have been no changes in the risk management department since December 31, 2014 or in any risk management policies since December 31, 2014.

6.             SEGMENT INFORMATION

The Group is engaged principally in the computer-aided design, manufacturing and trading of integrated circuits. The Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about resources allocation and assessing performance of the Group. The Group operates in one segment. The measurement of segment profits is based on profit from operation as presented in the statements of profit or loss and other comprehensive income.

The Group operates in three principal geographical areas — United States, Europe, and Asia Pacific. The Group’s operating revenue from customers, based on the location of their headquarters, is detailed below.

	Revenue from external customers
	Six months ended
	06/30/15	06/30/14
	USD’000	USD’000
United States	384,052	424,553
Mainland China and Hong Kong	518,963	410,143
Eurasia*	153,398	127,731

	1,056,413	962,427

*                   Not including Mainland China and Hong Kong

6.             SEGMENT INFORMATION (CONTINUED)

The Group’s business is characterized by high fixed costs relating to advanced technology equipment purchases, which result in correspondingly high levels of depreciation expenses. The Group will continue to incur capital expenditures and depreciation expenses as it equips and ramps-up additional fabs and expand its capacity at the existing fabs. The following table summarizes property, plant and equipment of the Group by geographical location.

	Property, plant and equipment
	06/30/15	12/31/14
	USD’000	USD’000
United States	108	124
Europe	3	4
Taiwan	136	9
Hong Kong	3,140	3,240
Mainland China	3,249,576	2,991,709

	3,252,963	2,995,086

7.             OTHER OPERATING INCOME

	Six months ended
	06/30/15	06/30/14
	USD’000	USD’000
Gain on disposal of property, plant and equipment and assets classified as held-for-sale	1,141	7,593
Others	264	193

	1,405	7,786

The gain on disposal of property, plant and equipment and assets classified as held-for-sale for the six months ended June 30, 2015 was primarily due to the disposal of equipments.

The gain on disposal of property, plant and equipment and assets classified as held-for-sale for the six months ended June 30, 2014 was primarily from the sales of the staff living quarters in Beijing to employees.

8.             FINANCE COSTS

	Six months ended
	06/30/15	06/30/14
	USD’000	USD’000
Interest on:
Bank and other borrowings — wholly repayable within five years	8,577	16,444
Interest on convertible bonds	6,553	3,429
Interest on corporate bonds	11,117	—
Total interest expense for financial liabilities not classified as at FVTPL	26,247	19,873
Less: amounts capitalized	(18,821)	(7,012)

	7,426	12,861

The weighted average interest rate on funds borrowed generally is 4.65% per annum (2014: 4.61% per annum).

9.             PROFIT BEFORE TAX

	Six months ended
	06/30/15	06/30/14
	USD’000	USD’000
Profit before tax has been arrived at after taking into account:
Depreciation and amortization of property, plant and equipment	226,826	254,926
Amortization of prepaid land use rights	1,031	1,060
Amortization of acquired intangible assets	22,515	19,348
Impairment loss (reversed) recognized on inventory	(9,051)	6,651
Impairment loss recognized in respect of trade and other receivables	1,524	1,241
Foreign exchange gains or losses	(5,080)	14,454

10.      INCOME TAX EXPENSE

	Six months ended
	06/30/15	06/30/14
	USD’000	USD’000
Current tax — Enterprise Income Tax Expense (Benefit)	(34)	750
Current tax — Land Appreciation Tax	16	927
Deferred tax	996	(316)

Total income tax expense	978	1,361

Under the Law of the People’s Republic of China (the “PRC”) on Enterprise Income Tax, or the EIT Law, the profits of a foreign invested enterprise arising in 2008 and beyond that distributed to its immediate holding company who is a non-PRC tax resident will be subject to a withholding tax rate of 10%.  A lower withholding tax rate may be applied if there is a favorable tax treaty between mainland China and the jurisdiction of the foreign holding company.  For example, holding companies in Hong Kong that are also tax residents in Hong Kong (which should have commercial substance and proceed the formal treaty benefit application with in-charge tax bureau) are eligible for a 5% withholding tax on dividends under the Tax Memorandum between China and the Hong Kong Special Administrative Region.

The Company is incorporated in the Cayman Islands, where it is not currently subject to taxation.

The EIT Law (became effective on January 1, 2008) applies a uniform 25% enterprise income tax rate to both tax resident enterprise and non-tax resident enterprise, except where a special preferential rate applies.

Pursuant to Caishui Circular [2008] No. 1 (“Circular No. 1”) promulgated on February 22, 2008, integrated circuit production enterprises whose total investment exceeds RMB8,000 million (approximately US$1,095 million) or whose integrated circuits have a line width of less than 0.25 micron are entitled to a preferential tax rate of 15%. Enterprises with an operation period of more than 15 years are entitled to a full exemption from income tax for five years starting from the first profitable year after utilizing all prior years’ tax losses and 50% reduction of the tax for the following five years.  Pursuant to Caishui Circular [2009] No. 69 (“Circular No. 69”), the 50% reduction should be based on the statutory tax rate of 25%.

On January 28, 2011, the State Council of China issued Guofa [2011] No. 4 (“Circular No. 4”), the Notice on Certain Policies to Further Encourage the Development of the Software and Integrated Circuit Industries which reinstates the EIT incentives stipulated by Circular No. 1 for the software and integrated circuit enterprises.

On April 20, 2012, State Tax Bureau issued CaiShui [2012] No. 27 (“Circular No. 27”), stipulating the income tax policies for the development of integrated circuit industry. Circular No. 1 was partially abolished by Circular No. 27 and the preferential taxation policy in Circular No. 1 was replaced by Circular No. 27.

On July 25, 2013, State Tax Bureau issued [2013] No. 43 (“Circular No. 43”), clarifying that the accreditation and preferential tax policy of integrated circuit enterprise established before December 31, 2010, is applied pursuant to Circular No. 1.

10.      INCOME TAX EXPENSE (CONTINUED)

The detailed tax status of SMIC’s principal PRC entities with tax holidays is elaborated as follows:

1)             Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS” or “SMIC Shanghai”)

Pursuant to the relevant tax regulations, SMIS is qualified as an integrated circuit enterprise and enjoyed a 10-year tax holiday (five year full exemption followed by five year half reduction) beginning from 2004 after utilizing all prior years’ tax losses.  The income tax rate for SMIS for 2015 is 15% (2014: 15%).

2)             Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT” or “SMIC Tianjin”)

In accordance with Circular No. 43 and Circular No. 1, SMIT is qualified as an integrated circuit enterprise and enjoying a 10-year tax holiday (five year full exemption followed by five year half reduction) beginning from 2013 after utilizing all prior years’ tax losses. The income tax rate for SMIT was 0% from 2013 to 2017 and 12.5% from 2018 to 2022. After that, the income tax rate will be 15%.

3)             Semiconductor Manufacturing International (Beijing) Corporation (“SMIB” or “SMIC Beijing”)

In accordance with Circular No. 43 and Circular No. 1, SMIB is qualified as an integrated circuit enterprise and enjoying a 10-year tax holiday (five year full exemption followed by five year half reduction) beginning from 2015 after utilizing all prior years’ tax losses. The income tax rate for SMIB was 0% from 2015 to 2019 and 12.5% from 2020 to 2024. After that, the income tax rate will be 15%.

All the other PRC entities of SMIC were subject to the income tax rate of 25%.

11.      DIVIDEND

The Board did not recommend the payment of any dividend for the six months ended June 30, 2015 (six months ended June 30, 2014: Nil).

12.      EARNINGS PER SHARE

The calculation of basic and diluted earnings per share attributable to the owners of the Company is based on following data.

	Six months ended
	06/30/15	06/30/14
	USD’000	USD’000
Basic earnings per share	0.00	0.00
Diluted earnings per share	0.00	0.00

	Six months ended
	06/30/15	06/30/14
	USD’000	USD’000
Earnings
Earnings used in the calculation of basic earnings per share	132,181	77,062
Interest expense from convertible bonds	6,553	3,429

Earnings used in the calculation of diluted earnings per share	138,734	80,491
Number of shares
Weighted average number of ordinary shares used in the calculation of basic earnings per share	36,537,953,311	32,469,087,242
Effect of dilutive potential ordinary shares
Employee option and restricted share units	404,687,935	298,601,846
Convertible bonds	3,932,570,996	2,100,863,279

Weighted average number of ordinary shares used in the calculation of diluted earnings per share	40,875,212,242	34,868,552,367

As of June 30, 2015, the Group had 244,268,541 (2014: 679,640,307) weighted average outstanding employee stock options which were excluded from the computation of diluted earnings per share because the exercise price was greater than the average market price of the common shares.

13.      ASSETS CLASSIFIED AS HELD FOR SALE

	06/30/15	12/31/14
	USD’000	USD’000
Assets related to employee’s living quarters	—	44

Non-current assets are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification. There were no assets classified as held for sale at the end of June 30, 2015.

14.      PROPERTY, PLANT AND EQUIPMENT

Construction in progress

The construction in progress balance of approximately US$1,415 million as of June 30, 2015, primarily consisted of US$771 million and US$137 million of the manufacturing equipment acquired to further expand the production capacity at two 12” fabs in Beijing and one 12” fab in Shanghai, respectively, and US$292 million of the manufacturing equipment acquired to further expand the production capacity at the 8” fab in Shenzhen. In addition, US$215 million was related to various ongoing capital expenditures projects of other SMIC subsidiaries, which are expected to be completed by the end of 2015.

Impairment losses recognized in the period

The Group didn’t record any impairment loss of property, plant and equipment for the six months ended June 30, 2015 and 2014.

Assets pledged as security

As of June 30, 2015, property, plant and equipment with carrying amount of approximately US$350 million (December 31, 2014: approximately US$306 million) have been pledged to secure borrowings of the Group (see Note 24) under a mortgage. The Group is not allowed to pledge these assets as security for other borrowings or to sell them to another entity.

15.      INVESTMENTS IN ASSOCIATES

Details of the Group’s associates, which are all unlisted companies, at the end of the reporting period are as follows:

	Place of establishment	Class of	Percentage of ownership interest and voting power held by the Company
Name of company	and operation	share held	06/30/15	12/31/14
Toppan SMIC Electronic (Shanghai) Co., Ltd (“Toppan”)	Shanghai, PRC	Ordinary	30.0%	30.0%
Zhongxin Xiecheng Investment (Beijing) Co., Ltd (“Zhongxin Xiecheng”)	Beijing, PRC	Ordinary	49.0%	49.0%
Brite Semiconductor Corporation	Cayman Island	Ordinary	47.8%	47.8%
China Fortune-Tech Capital Co., Ltd (“China Fortune-Tech”)	Shanghai, PRC	Ordinary	45.0%	45.0%
Beijing Wu Jin Venture Investment Center (Limited Partnership) (“WuJin”)	Beijing, PRC	Ordinary	32.6%	32.6%
Beijing Integrated Circuit Industry Development Fund — Design and Packaging Sub-Fund	Beijing, PRC	Ordinary	25.4%	25.4%
Shanghai Juyuan Qitai Investment Center (Limited Partnership)	Shanghai, PRC	Ordinary	33.0%	N/A
Suzhou Changjiang Electric Xinke Investment Co., Ltd. (“Changjiang Xinke”)	Jiangsu, PRC	Ordinary	19.6%	N/A

Above associates are accounted for using the equity method in these condensed consolidated financial statements.

16.      INVESTMENTS IN JOINT VENTURE

The detail of the Group’s joint venture, which is an unlisted company, at the end of the reporting period is as follow:

	Place of establishment	Class of	Percentage of ownership interest and voting power held by the Company
Name of company	and operation	share held	06/30/15	12/31/14
Shanghai Xinxin Investment Centre (Limited Partnership)	Shanghai, PRC	Ordinary	49.5%	N/A

17.      OTHER FINANCIAL ASSETS

	30/06/15	12/31/14
	USD’000	USD’000
Short-term investments
Financial products sold by banks	550,751	616,862
Bank deposit over 3 months	18,135	27,209

	568,886	644,071

18.      INVENTORIES

	06/30/15	12/31/14
	USD’00	USD’000
Raw materials	75,041	65,598
Work in progress	215,034	179,047
Finished goods	75,257	71,396

	365,332	316,041

19.      TRADE AND OTHER RECEIVABLES

	06/30/15	12/31/14
	USD’000	USD’000
Trade receivables	437,681	424,661
Allowance for doubtful debts	(43,053)	(42,014)
	394,628	382,647
Other receivables and refundable deposits	95,047	73,741

	489,675	456,388

The Group determines credit terms ranging generally from 30 to 60 days for each customer on a case- by-case basis, based on its assessment of such customer’s financial standing and business potential with the Group.

19.      TRADE AND OTHER RECEIVABLES (CONTINUED)

The following is analysis of trade receivables presented based on the invoice date at the end of the reporting period:

	06/30/15	12/31/14
	USD’000	USD’000
Within 30 days	195,854	167,137
Between 31–60 days	123,175	122,387
Over 60 days	118,652	135,137
Total	437,681	424,661

The following is analysis of trade receivables (net of allowance for doubtful debt) by age, presented based on due date:

	06/30/15	12/31/14
	USD’000	USD’000
Current	308,734	270,220
Past due but not impaired
Within 30 days	32,184	55,412
Between 31–60 days	18,776	20,915
Over 60 days	34,934	36,100
Total	394,628	382,647

20.      RESTRICTED CASH

As of June 30, 2015, restricted cash consisted of US$1.2 million (December 31, 2014: US$0.6 million) of bank time deposits pledged against letters of credit and short-term borrowings, and US$104.6 million (December 31, 2014: US$135.4 million) of government funding received mainly for the reimbursement of research and development expenses to be incurred.

In addition, as of December 31, 2014, the restricted cash of US$102 million was for the co-investment in the proposed acquisition of STATS ChipPAC Ltd. (“STATS ChipPAC”) through Changjiang Xinke, a company established in the PRC. STATS ChipPAC is a leading provider of advanced semiconductor packaging and test services, which is incorporated in the Republic of Singapore and listed on the SGX- ST. On June 18, 2015, the amount of US$102 million was applied as a capital contribution for 19.6% equity interest in Changjiang Xinke, which is accounted as an associate of the Group.

21.      SHARES AND ISSUED CAPITAL

Ordinary shares of US$0.0004  each issued and fully paid

	Six months ended		Six months ended
	June 30, 2014		June 30, 2015
	Number of shares	Issued share capital	Number of shares	Issued share capital
		USD’000		USD’000
Balance at January 1	35,856,096,167	14,342	32,112,307,101	12,845
Issuance of shares under the Company’s employee stock incentive plans	194,006,796	78	129,553,237	52
Ordinary shares issued at June 12, 2014	—	—	2,590,000,000	1,036
Ordinary shares issued at June 8, 2015	4,700,000,000	1,880	—	—
Balance at June 30	40,750,102,963	16,300	34,831,860,338	13,933

On February 12, 2015, the Company entered into a share purchase agreement with China Integrated Circuit Industry Investment Fund Co., Ltd., (the “China IC Fund”). Pursuant to the share purchase agreement, the Company proposed to issue 4,700,000,000 new ordinary shares (the “Placing of New Shares”) to the China IC Fund at a consideration of approximately HK$3,098.71  million.  On June 8, 2015, the Placing of New Shares was completed and the Company issued 4,700,000,000 new ordinary shares to Xinxin (Hongkong) Capital Co., Limited, a wholly-owned subsidiary of the China IC Fund, at the issue price of HK$0.6593 per ordinary share.

22.      SHARE-BASED PAYMENTS

Share options schemes

The Company has adopted the two share option schemes under which options to subscribe for the Company’s shares have been granted to certain employees, officers and other service providers.

The expense recognized for employee services received during the period is shown in the following table:

	Six months ended
	06/30/15	06/30/14
	USD’000	USD’000
Expense arising from equity-settled share-based payment transactions	8,088	7,491

Movements during the period

(i)             The following table illustrates the number and weighted average exercise prices (WAEP) of, and movements in, share options during the period (excluding Restricted Share Units (“RSUs”)):

	2015	2015		2014	2014
	Number	WAEP		Number	WAEP
Outstanding at January 1	1,163,627,269	US$	0.08	1,320,383,853	US$	0.09
Granted during the period	49,739,650	US$	0.10	29,470,736	US$	0.08
Forfeited and expired during the period	(53,333,368)	US$	0.14	(118,169,224)	US$	0.16
Exercised during the period	(103,399,197)	US$	0.07	(69,800,684)	US$	0.06
Outstanding at June 30	1,056,634,354	US$	0.08	1,161,884,681	US$	0.08

In the current interim period, share options were granted on February 24, 2015 and May 20, 2015. The fair values of the options determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.04 and US$0.04.

The weighted average closing price of the Company’s shares immediately before the dates on which the share options were exercised was US$0.11.

The following table lists the inputs to the Black Scholes Option Pricing model used for the options granted during the six months ended June 30, 2015 and 2014:

	2015	2014
Dividend yield (%)	—	—
Expected volatility	45.38%	58.49%
Risk-free interest rate	1.55%	1.66%
Expected life of share options	5 years	5 years

The risk-free rate for periods within the contractual life of the options is based on the yield of the US Treasury Bond. The expected term of options granted represents the period of time that options granted are expected to be outstanding. Expected volatilities are based on the average volatility of the Company’s stock prices with the time period commensurate with the expected term of the options. The dividend yield is based on the Group’s intended future dividend plan.

22.      SHARE-BASED PAYMENTS (CONTINUED)

Movements during the period (Continued)

(i)             (Continued)

The valuation of the options is based on the best estimates from the Group by taking into account a number of assumptions and is subject to limitation of the valuation model. Changes in variables and assumptions may affect the fair value of these options.

(ii)          The following table illustrates the number and weighted average fair value (WAFV)  of,  and movements in, RSUs during the period (excluding share options):

	2015	2015		2014	2014
	Number	WAFV		Number	WAFV
Outstanding at January 1	274,057,667	US$	0.09	233,158,731	US$	0.07
Granted during the period	144,812,985	US$	0.11	—		—
Forfeited during the period	(7,161,483)	US$	0.09	(3,538,688)	US$	0.08
Exercised during the period	(90,607,599)	US$	0.08	(59,752,553)	US$	0.07
Outstanding at June 30	321,101,570	US$	0.10	169,867,490	US$	0.07

In the current interim period, RSUs were granted on May 20, 2015. The fair value of the RSUs determined at the date of grant using the Black-Scholes Option Pricing model was US$0.11.

The weighted average closing price of the Company’s shares immediately before the date on which the RSUs were exercised was US$0.09.

The following table lists the inputs to the Black Scholes Option Pricing model used for the RSU granted during the six months ended June 30, 2015:

2015
Dividend yield (%)	—
Expected volatility	36.99%
Risk-free interest rate	0.6%
Expected life of RSUs	2 years

The risk-free rate for periods within the contractual life of the RSUs is based on the yield of the US Treasury Bond. The expected term of RSUs granted represents the period of time that RSUs granted are expected to be outstanding. Expected volatilities are based on the average volatility of the Company’s stock prices with the time period commensurate with the expected term of the RSUs. The dividend yield is based on the Group’s intended future dividend plan.

The valuation of the RSUs is based on the best estimates from the Group by taking into account a number of assumptions and is subject to limitation of the valuation model. Changes in variables and assumptions may affect the fair value of these RSUs.

23.      TRADE AND OTHER PAYABLES

	06/30/15	12/31/14
	USD’000	USD’000
Trade payables	650,636	645,414
Advance receipts from customers	66,620	54,724
Deposit received from customers	129,714	77,296
Other payables	16,240	16,927
	863,210	794,361

Trade payables are non-interest bearing and are normally settled on 30-day to 60-day terms.

The following is an aged analysis of trade payables presented based on the invoice date at the end of the reporting period:

	06/30/15	12/31/14
	USD’000	USD’000
Within 30 days	552,620	555,556
Between 31—60 days	43,904	25,729
Over 60 days	54,112	64,129
Total	650,636	645,414

An aged analysis of the trade payables is as follows:

	06/30/15	12/31/14
	USD’000	USD’000
Current	588,674	599,584
Overdue:
Within 30 days	27,065	12,520
Between 31 to 60 days	10,725	4,954
Over 60 days	24,172	28,356
	650,636	645,414

24.      BORROWINGS

	06/30/15	12/31/14
	USD’000	USD’000
At amortized cost
Short-term commercial bank loans	55,753	115,084
	55,753	115,084
2013 USD Loan (SMIC Shanghai)	10,760	221,520
2015 USD Loan (SMIC Shanghai)	59,462	—
2013 EXIM USD Loan (SMIC Beijing)	40,000	40,000
2013 CIDC RMB Entrusted loan (SMIC Beijing)	—	2,450
2014 EXIM RMB Loan (SMIC Beijing)	39,236	39,200
	149,458	303,170
Less: current maturities of long-term debt	63,974	46,970
Non-current maturities of long-term debt	85,484	256,200
Borrowing by repayment schedule:
Within 1 year	119,727	162,054
Within 1—2 years	52,450	125,200
Within 2—5 years	33,034	131,000
	205,211	418,254

As of June 30, 2015, property, plant and equipment and land use right with carrying amount of approximately US$350 million (December 31, 2014: US$308 million) have been pledged to secure borrowings of the Group.

25.      CONVERTIBLE BONDS

(i)            Issue of US$200 million zero coupon convertible bonds due 2018

On November 7, 2013, the Company issued zero coupon convertible bonds at a par value of US$200,000 each with an aggregate principal amount of US$200,000,000 (the “Original Bonds”). The issue price was 100% of the aggregate principal amount of the Original Bonds. The Original Bonds is a compound instrument that included a liability component and an equity component. There are embedded derivatives in respect of the early redemption features of the Original Bonds, which are deemed to be clearly and closely related to the host contract and therefore,  do not need to be separately accounted for. The fair value of the liability component of the Original Bonds was approximately US$179.4 million and the equity component was approximately US$15.2 million, determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole.

USD’000
Principal amount	200,000
Transaction cost	(5,400)
Liability component at the date of issue	(179,390)
Equity component	15,210

Please refer to the Company’s annual consolidated financial statements as at December 31, 2014 for the principal terms of the Original Bonds.

25.      CONVERTIBLE BONDS (CONTINUED)

(i)            Issue of US$200 million zero coupon convertible bonds due 2018 (Continued)

Subsequent to the initial recognition, the liability component of the Original Bonds was carried at amortized cost using the effective interest method. The effective interest rate of the liability component of the Original Bonds was 3.69% per annum. The movement of the liability component and equity component of the Original Bonds for the period ended June 30, 2015 is set out below:

	Liability Component	Equity Component	Total
	USD’000	USD’000	USD’000
As at January 1, 2015	187,156	15,210	202,366
Interest charged during the period	3,434	—	3,434
As at June 30, 2015	190,590	15,210	205,800

The equity component will remain in convertible bond equity reserve until the embedded conversion option is exercised or the bonds mature.

(ii)        Issue of US$86.8 million zero coupon convertible bonds due 2018

On May 29,  2014, the Company issued convertible bonds at a par value of US$200,000 each with an aggregate principal amount of US$54,600,000 to Datang Holdings (Hongkong) Investment Company Limited (“Datang”) and an aggregate principal amount of US$32,200,000 to Country Hill Limited (“Country Hill”) (collectively, the “Original Pre-emptive Bonds”). The issue price was 100% of the aggregate principal amount of the Original Pre-emptive Bonds and the terms and conditions of the Original Pre-emptive Bonds are the same in all respects as those for the Original Bonds except for the issue date. The Original Pre-emptive Bonds is a compound instrument that included a liability component and an equity component. There are embedded derivatives in respect of the early redemption features of the Original Pre-emptive Bonds, which are deemed to be clearly and closely related to the host contract and therefore, do not need to be separately accounted for. The fair value of the liability component of the Original Pre-emptive Bonds was approximately US$81.2 million and the equity component was approximately US$5.6 million, determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole.

USD’000
Principal amount	86,800
Liability component at the date of issue	(81,235)
Equity component	5,565

25.      CONVERTIBLE BONDS (CONTINUED)

(ii)        Issue of US$86.8 million zero coupon convertible bonds due 2018 (Continued)

Subsequent to the initial recognition, the liability component of the Original Pre-emptive Bonds was carried at amortized cost using the effective interest method. The effective interest rate of the liability component of the Original Pre-emptive Bonds was 2.78% per annum. The movement of the liability component and equity component of the Original Pre-emptive Bonds for the period ended June 30, 2015 is set out below:

	Liability	Equity
	Component	Component	Total
	USD’000	USD’000	USD’000
As at January 1, 2015	82,550	5,565	88,115
Interest charged during the period	1,133	—	1,133
As at June 30, 2015	83,683	5,565	89,248

The Original Pre-emptive Bonds have been consolidated and have formed a single series with the Original Bonds from the date of their issue.

(iii)    Issue of US$95 million zero coupon convertible bonds due 2018

On June 24, 2014, the Company issued convertible bonds at a par value of US$200,000 each with an aggregate principal amount of US$95,000,000 (the “Further Bonds”).  The issue price was 101.5% of the aggregate principal amount of the Further Bonds and the terms and conditions of the Further Bonds are the same in all respects as those for the Original Bonds except for the issue date. The Further Bonds is a compound instrument that included a liability component and an equity component. There are embedded derivatives in respect of the early redemption features of the Further Bonds, which are deemed to be clearly and closely related to the host contract and therefore, do not need to be separately accounted for.  The fair value of the liability component of the Further Bonds was approximately US$87.1 million and the equity component was approximately US$7.1 million, determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole.

USD’000
Principal amount	95,000
Premium of convertible bonds	1,425
Transaction cost	(2,187)
Liability component at the date of issue	(87,090)
Equity component	7,148

25.      CONVERTIBLE BONDS (CONTINUED)

(iii)    Issue of US$95 million zero coupon convertible bonds due 2018 (Continued)

Subsequent to the initial recognition, the liability component of the Further Bonds was carried at amortized cost using the effective interest method.  The effective interest rate of the liability component of the Further Bonds was 3.79% per annum. The movement of the liability component and equity component of the Further Bonds for the period ended June 30, 2015 is set out below:

	Liability	Equity
	Component	Component	Total
	USD’000	USD’000	USD’000
As at January 1, 2015	88,740	7,148	95,888
Interest charged during the period	1,650	—	1,650
As at June 30, 2015	90,390	7,148	97,538

The Further Bonds have been consolidated and have formed a single series with the Original Bonds and the Original Pre-emptive Bonds from the date of their issue.

(iv)     Issue of US$22.2 million zero coupon convertible bonds due 2018

On December 4, 2014, the Company issued convertible bonds at a par value of US$200,000 each with an aggregate principal amount of US$22,200,000 to Datang (the “Further Pre-emptive Bonds”). The issue price was 101.5% of the aggregate principal amount of the Further Pre-emptive Bonds and the terms and conditions of the Further Pre-emptive Bonds are the same in all respects as those for the Original Bonds except for the issue date. The Further Pre-emptive Bonds is a compound instrument that included a liability component and an equity component. There are embedded derivatives in respect of the early redemption features of the Further Pre-emptive Bonds, which are deemed to be clearly and closely related to the host contract and therefore, do not need to be separately accounted for. The fair value of the liability component of the Further Pre- emptive Bonds was approximately US$20.9 million and the equity component was approximately US$1.6 million, determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole.

USD’000
Principal amount	22,200
Premium of convertible bonds	333
Liability component at the date of issue	(20,892)
Equity component	1,641

25.      CONVERTIBLE BONDS (CONTINUED)

(iv)     Issue of US$22.2 million zero coupon convertible bonds due 2018 (Continued)

Subsequent to the initial recognition, the liability component of the Further Pre-emptive Bonds was carried at amortized cost using the effective interest method. The effective interest rate of the liability component of the Further Pre-emptive Bonds was 3.22% per annum. The movement of the liability component and equity component of the Further Pre-emptive Bonds for the period ended June 30, 2015 is set out below:

	Liability	Equity
	Component	Component	Total
	USD’000	USD’000	USD’000
As at January 1, 2015	20,948	1,641	22,589
Interest charged during the period	336	—	336
As at June 30, 2015	21,284	1,641	22,925

The Further Pre-emptive Bonds have been consolidated and have formed a single series with the Original Bonds, the Original Pre-emptive Bonds and the Further Bonds from the date of their issue.

26.      BONDS PAYABLE

On October 7, 2014, the Company issued 5-year unsecured corporate bonds for a total amount of US$500 million. The corporate bonds carry a coupon interest rate of 4.125% with bond interest payable semi-annually on March 31 and September 30. As at the issue date, the net book value of the liabilities amounted to US$491.2 million after the deduction of (1) a discount of US$5.2 million and (2)  issue expenses of US$3.6 million.

USD’000
Principal amount	500,000
Discount of bonds payable	(5,185)
Transaction cost	(3,634)
Bonds payable as at the issue date	491,181

The movement of the corporate bonds for the period ended June 30, 2015 is set out below:

USD’000
As at January 1, 2015	491,579
Interest charged during the period	11,117
Interest payable recognized during the period	(10,313)
As at June 30, 2015	492,383

27.      COMMITMENTS FOR EXPENDITURE

Purchase commitments

As of June 30, 2015, the Group had the following commitments to purchase machinery, equipment and construction obligations. The machinery and equipment is scheduled to be delivered to the Group’s facility by December 31, 2015.

	06/30/15	12/31/14
	USD’000	USD’000
Commitments for the facility construction	145,865	211,696
Commitments for the acquisition of property, plant and equipment	485,736	292,867
Commitments for the acquisition of intangible assets	21,285	14,109
	652,886	518,672

28.      FAIR VALUE OF FINANCIAL INSTRUMENTS

The Group considers that the carrying amounts of financial assets and financial liabilities recognized in the condensed consolidated financial statements approximate their fair values.

Valuation techniques and assumptions applied for the purposes of measuring fair value

The fair values of financial assets and financial liabilities are determined as follows:

•                  the fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information the Group obtains from third parties is internally validated for reasonableness prior to use in the condensed consolidated financial statements.  When observable market prices are not readily available, the Group generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Group’s evaluation of those factors changes.

Fair value measurements recognized in the consolidated statement of financial position

The following tables provide an analysis of financial instruments that are measured at fair value on a recurring basis subsequent to initial recognition, grouped into Levels 1 to 3 based on the degree to which the fair value is observable. There is no transfer within different levels of the fair value hierarchy in the period ended June 30, 2015.

•                  Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active market for identical assets or liabilities;

•                  Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e.  derived from prices);

28.      FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Fair value measurements recognized in the consolidated statement of financial position (Continued)

•                  Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

		06/30/15
	Valuation technique(s) and key input	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000
Financial assets at FVTPL
Short-term investment carried at fair value through profit or loss	Discounted cash flow. Future cash flows are estimated based on contracted interest rates, discounted at a rate that reflects the credit risk of various counterparties.	—	550,751	—	550,751
Available-for-sale investment	Quoted prices in active markets	3,507	—	—	3,507
Available-for-sale investment	Recent transaction price	—	—	3,270	3,270
Total		3,507	550,751	3,270	557,528

		12/31/14
	Valuation technique(s) and key input	Level 1	Level 2	Level 3	Total
		USD’000	USD’000	USD’000	USD’000
Financial assets at FVTPL
Short-term investment carried at fair value through profit or loss	Discounted cash flow. Future cash flows are estimated based on contracted interest rates, discounted at a rate that reflects the credit risk of various counterparties.	—	616,862	—	616,862
Available-for-sale investment	Recent transaction price	—	—	13,803	13,803
Total		—	616,862	13,803	630,665

29.      RELATED PARTY TRANSACTIONS

The names of the related parties which had transactions with the Group for the six months ended June 30, 2015 and the relationships with the Group are disclosed below:

Related party name	Relationship with the Group
China Academy of Telecommunication Technology	A member of Datang Telecom Technology & Industry Group (“Datang Group”), which owns Datang Telecom
Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang Telecom”)	A substantial shareholder of the Company
Datang Microelectronics Technology Co., Ltd	A member of Datang Group
Leadcore Technology Co., Ltd	A member of Datang Group
Datang Telecom Group Finance Co., Ltd	A member of Datang Group
China Investment Corporation (“CIC”)	A substantial shareholder of the Company
Country Hill	A wholly-owned subsidiary of Bridge Hill Investments Limited, which is a subsidiary controlled by CIC
Toppan	An associate of the Group
Brite Semiconductor Corporation and its subsidiaries (“Brite”)	An associate of the Group
China Fortune-Tech	An associate of the Group
Zhongxin Xiecheng	An associate of the Group

29.      RELATED PARTY TRANSACTIONS (CONTINUED)

Trading transactions

During the period, group entities entered into the following trading transactions with related parties that are not members of the Group:

	Sale of goods		Sale of services
	Six months ended		Six months ended
	06/30/15	06/30/14	06/30/15	06/30/14
	USD’000	USD’000	USD’000	USD’000
Datang Microelectronics Technology Co., Ltd	6,453	5,254	—	—
Leadcore Technology Co., Ltd	2,616	964	—	—
Toppan	—	—	2,319	2,194
Brite	15,528	16,248	—	—
China Fortune-Tech	—	NA	36	NA

	Purchase of goods		Purchase of services
	Six months ended		Six months ended
	06/30/15	06/30/14	06/30/15	06/30/14
	USD’000	USD’000	USD’000	USD’000
China Academy of Telecommunication Technology	—	—	365	—
Toppan	—	3	8,461	12,626
Zhongxin Xiecheng	—	—	624	1,934
Brite	—	—	801	2,175
China Fortune-Tech	—	NA	693	NA

The following balances were outstanding at the end of the reporting period:

	Amounts due from related parties		Amounts due to related parties
	06/30/15	12/31/14	06/30/15	12/31/14
	USD’000	USD’000	USD’000	USD’000
China Academy of Telecommunication Technology	—	360	—	—
Datang Microelectronics Technology Co., Ltd	5,578	5,642	—	—
Leadcore Technology Co., Ltd.	1,343	619	2,063	7
Toppan	778	387	2,104	2,739
Brite	4,064	3,772	—	700
China Fortune-Tech	6	41	—	—

29.      RELATED PARTY TRANSACTIONS (CONTINUED)

Trading transactions (Continued)

On February 18, 2014, the Company entered into a Framework Agreement with Datang Telecom, pursuant to which, the Company (including its subsidiaries) and Datang Telecom (including its associates) will engage in business collaboration including but not limited to foundry service. The effective period of the Framework Agreement is two years. The pricing for the transactions contemplated under the agreement will be determined by reference to reasonable market price.

On November 6, 2008 and April 18, 2011, respectively, the Company entered into share purchase agreements with Datang Telecom and Country Hill which granted each of Datang and Country Hill a pre-emptive right to subscribe for additional shares if the Company issues new shares to other investors. On March 2, 2015, the Company received irrevocable notices from both Datang and Country Hill about exercising their pre-emptive right as a result of the Placing of New Shares. On June 11, 2015, Datang and Country Hill entered into agreements with the Company to subscribe for 961,849,809 ordinary shares and 323,518,848 ordinary shares, respectively, at a price of HK$0.6593 per share. As of June 30, 2015, the amount due from Datang and Country Hill for the share subscription were HK$634,147,579.07 and HK$213,295,976.49, respectively.

Arrangements/contracts for sale of self-developed living quarter units

In the first half of 2015, the Group entered into arrangements/contracts with 3 of the Company’s directors and key management for sale of self-developed living quarter units and the amount of the considerations is approximately US$2.9 million.  The transactions were not completed as of the date of this interim report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: September 14, 2015	By:	/s/ Dr. Tzu-Yin Chiu
		Name:	Dr. Tzu-Yin Chiu
		Title:	Chief Executive Officer, Executive Director